NUAL REPORT ISS

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www.firstam.

FIRST AMERICAN

TAKING THE

HOW ONE COMPANY MAY ACTUALLY CHANGE AMERICA'S HOME-BUYING PROCESS



margin-enhancing DATA POWERHOUSE

the key to market share: STREAMLINING

The First American Corporation

2004 ANNUAL REPORT ISSUE
BUSINESS NOW
THE MAGAZINE OF CORPORATE SUCCESS

TableofContents 2004


Uncovering the Nation's Leading Data Provider
08



Services by the Bundle
10


How Fast is FAST?
12

$ FINANCIAL HIGHLIGHTS

(in thousands, except percentages, per share amounts, and employee data)	**2004**	2003	Percent change
Revenues	**$6,722,326**	$6,213,714	8
Expenses	**6,045,042**	5,374,992	12
Income before income taxes and minority interests	**677,284**	838,722	(19)
Income taxes	**243,200**	292,000	(17)
Income before minority interests	**434,084**	546,722	(21)
Minority interests	**84,985**	95,700	(11)
Net income	**$ 349,099**	$ 451,022	(23)
Stockholders' equity	**$2,463,564**	$1,879,520	31
Return on average stockholders' equity	**16.1%**	27.8%	(42)
Cash dividends on common shares	**$ 52,403**	$ 38,850	35
Per share of common stock *(Note A)* —			
Net income:			
Basic	**$ 4.04**	$ 5.89	(31)
Diluted	**$ 3.83**	$ 5.22	(27)
Stockholders' equity	**$ 27.36**	$ 23.84	15
Cash dividends	**$ .60**	$ .50	20
Number of common shares outstanding —			
Weighted average during the year:			
Basic	**86,430**	76,632	13
Diluted	**91,895**	87,765	5
End of year	**90,058**	78,826	14
Number of employees	**30,994**	29,802	4

Note A — Per share information relating to net income is based on weighted-average number of shares outstanding for the years presented. Per share information relating to stockholders' equity is based on shares outstanding at the end of each year.

FIRST AMERICAN PROFILE

We provide business information

The First American Corporation is the largest data provider in the nation. While much of this data is real estate-oriented, we serve an array of industries and consumers with a variety of information needed to help them make decisions, operate their businesses, and advance their lives.

developed with insight

We gather both proprietary and publicly accessible data and form it into useful, decision-ready information products and services. In doing so, we provide the valuable data used in connection with the major economic events of people's lives, such as getting a job; renting an apartment; buying a car, house, boat, or airplane; securing a mortgage; opening or buying a business; and planning for retirement.

and delivered with integrity.

Over our 116-year history, First American has evolved from a one-county abstract company to a diversified, international provider of business information products and services. Throughout this time, our key philosophy has endured. It is this philosophy of providing our customers the respect they deserve and the services they need—where, when, and how they need them—that has led to our Company's expansion in both reach and scope.

Today, The First American Corporation operates within six primary business segments, including Title Insurance and Services, Specialty Insurance, Mortgage Information, Property Information, Credit Information, and Screening Information. With revenues of $6.72 billion in 2004, our FORTUNE® 500 company has nearly 31,000 employees in approximately 2,000 offices throughout the United States and abroad. As always, we remain dedicated to long-term profitability through innovation, efficiency, and domestic and international growth.

First American Had A Strong 2004.

Despite a 50 percent decline in refinance activity, our overall earnings declined only moderately and the quality of our earnings improved.

While First American's earnings declined from 2003 to 2004, a closer look tells an important story. Adjusting for one-time items, four of our six reporting segments performed better in 2004 than in 2003 in spite of the nearly 50 percent decline in high-margin, refinance-driven transaction volume. And in the fourth quarter of 2004, we earned more than in the fourth quarter of 2003. This is clear evidence that our earnings are becoming more diversified and less tied to real estate cycles. That said, real estate and the information that moves that industry remain fundamental to much of First American's success.

OUR UNWAVERING STRATEGY— LONG-TERM GROWTH

Throughout our history as a public company, First American has continually acted to position the Corporation for steady, long-term growth. We have made strategic, innovative moves that resulted in business enhancement and, most importantly, in shareholder value.

Since the 1950s, our strategy has been to acquire, integrate, and consolidate successful companies for sustained, profitable growth. This continues to bring us market share advances that produce enhanced margins. In the last 10 years alone, the Company has purchased 187 companies for $1.2 billion.

Operationally and fiscally, First American's long-term growth strategy has resulted in steady financial gain for our investors. When adjusted for stock splits, a share of First American stock purchased in January 1990 for an adjusted price of $2.67 was worth $35.14 by December 2004—a 1,216 percent jump in just 15 years. Long-term results show our consistent growth outpacing the S&P 500, as well. During the same 15-year period mentioned, for example, the S&P realized less than a 300 percent gain.

REAL ESTATE INFORMATION—STILL OUR DRIVING FORCE

In recent years, we have downplayed our real estate orientation. We've referred to our "business information" expertise and emphasized our technology and data orientation. Indeed, we are the largest provider of data of any kind in the United States. Nonetheless, we are and always have been primarily a provider of real estate information. This is nothing to be ashamed of, as evidenced by our earnings over time.

Our primary purpose is to simplify the real estate transaction by providing specialized data and systems. The real estate process is changing rapidly, becoming faster, easier, and less expensive every day. Our goal is to drive this change and prepare our Company for the day when real estate loans close as quickly as auto loans.

This real estate expertise has led us into many other businesses, such as automobile credit information and employment screening services. When you add it all up, our earnings aren't as cyclical as they once were, nor are they as cyclical as those of some companies that command a higher multiple of earnings. We are hopeful that this will soon be reflected in our stock price.

OUR SIX SEGMENTS— STRONG, AND ON TRACK



Title Insurance and Services

Title insurance is still our largest segment. This business is changing more rapidly than any of our companies. It is evolving from a manual process to an electronic one. We no longer concentrate our people around hard-copy title records. In most areas, our records are automated. Our *FAST* Transaction System allows us to integrate, through the use of the Internet, the very complex process of producing a title report and closing a transaction. *FAST* also allows us to centralize our processes. We are not tied to hard-copy records in hundreds of small searching operations throughout the nation. In California, as an example, we have centralized the vast majority of our title production into two centers. And our *FAST* system allows us to transfer work to the most efficient venue. Now, nearly 75 percent of our California searching is completed in the Philippines or in India. Offshore processing is a big part of our strategy, and we are well ahead of our competition in this evolution.



Pictured from left: Craig I. DeRoy, president; Parker S. Kennedy, chairman of the board and chief executive officer; Thomas A. Klemens, senior executive vice president and chief financial officer; and Dennis J. Gilmore, executive vice president and chief operating officer.

Our title margins were hurt by this radical process change in 2002 and 2003. Evolving from a decentralized system to one with a handful of processing centers requires duplication during the transition. We are about halfway through the process and we can see the huge potential. For the next two years or so, our title business will get a little better every day. Gary Kermott and his people are to be commended. This is not an easy process. Along the way, other parts of our title operations have improved dramatically. For one, our overall market share has grown significantly. First American has a tradition of steady market share growth in all of its businesses, but in the last two years we've done especially well in title. Our share is up 3 percentage points over the last 12 months, and we recently announced the acquisition of United General Title Insurance Company. This excellent company, qualified in 36 states and the District of Columbia, will add 1.3 percent in national market share. Contributing significantly to our market share growth is the extraordinary success of our national commercial and homebuilder services divisions. As title insurance evolves to a data and technology business, market share is of special importance. We made 38 other title acquisitions during 2004. As we add new title operations, we will integrate them into our centralized systems and realize substantial efficiencies.

% | OPERATING REVENUES BY BUSINESS SEGMENT


Screening Information 4%
Title Insurance and Services 73%
Specialty Insurance 3%
Mortgage Information 10%
Credit Information 4%
Property Information 6%

% | INCOME BEFORE INCOME TAXES, MINORITY INTERESTS, AND CORPORATE EXPENSES BY BUSINESS SEGMENT


Screening Information 2%
Title Insurance and Services 49%
Specialty Insurance 5%
Mortgage Information 21%
Credit Information 7%
Property Information 16%

Excluding one-time items, our earnings in the Title Insurance segment dropped 13.6 percent in 2004 when compared with 2003. This year-over-year performance was the best among the national title underwriters, a reflection of our new systems and the hard work of our people.

In 2004, Curt Caspersen was appointed chief operating officer of our title operations. Curt's vast experience throughout our Company will prove a tremendous asset.

Mortgage Information



Our Mortgage Information segment, consisting primarily of our flood certification and tax service divisions, had a very strong year. Among our segments, the decline in the mortgage volume had the most direct effect on this one. Nonetheless, the segment maintained strong margins of 26 percent. During the year, Barry Sando and his team did an excellent job of integrating the acquisition of Transamerica Finance Corporation's real estate tax service and flood hazard certification businesses. These businesses were purchased in late 2003 for $375 million in cash. By the end of the integration process, expenses in these businesses had been cut by 64 percent. This acquisition brought to First American many excellent people and improved our already industry-leading volume in businesses where volume is all-important.

This segment also includes our default operations. Our default business is counter-cyclical to our other businesses in the segment. Although foreclosures have been down for several years, this business will perk up when default levels return to normal.

Credit Information



Our Credit Information segment did extremely well in 2004, earning more than in 2003 when adjusted to exclude a one-time gain in 2003. Headed by Anand Nallathambi, this outstanding team dominates the specialty credit markets for mortgage and auto lenders. Volume is extremely important in this segment because it reduces the cost per unit and it leads to improved pricing with the credit bureaus (our primary source of data). Also included in this segment are two important assets: a minority ownership interest in DealerTrack, Inc. and full ownership of Teletrack, Inc., the nation's only subprime credit bureau. DealerTrack™ is an Internet system that connects auto dealers and auto lenders. It is the dominant system, supporting more than 24,000 dealers and over 100 financing institutions. The Teletrack database includes rent-to-own defaults and payday-loan defaults and is supplemented by criminal, eviction, and driving-records databases located in other divisions of First American. This segment, with its rich mix of data and dominant volumes, is extremely valuable and has a strong future.

Specialty Insurance



Our Specialty Insurance segment had an excellent 2004. The largest business in this segment is our home warranty company, where we issue one-year policies covering problems with fixtures in houses (such as heating and plumbing). Geographic expansion is a primary strategy for our home warranty business. Five years ago, we were in only eight states. Today, we are in 45. We now receive 36 percent of our revenues from renewals, contributing to the steadiness of this business. Also in the Specialty Insurance segment is our property and casualty insurance company, which sells homeowners' insurance to our title customers. Our P&C group was hurt somewhat by hurricanes in Florida, but the segment still earned $11.3 million more in 2004 than in 2003. During the year, Marty Wool, the president of First American Home Buyers Protection Corporation, was promoted to head of the P&C operations as well, and he now serves as president of our Specialty Insurance segment. Marty will do a great job in leading this segment.

Property Information



Our Property Information segment had an especially strong year. This group is our most data-intensive business. We have databases that cover 1) property characteristics, 2) imaged recorded real property documents, and 3) property ownership records. We hold the number-one market share positions in each category. Thanks to Dennis Gilmore and his group, pretax earnings were up 20 percent in this segment when compared with 2003 (and up 58 percent in the fourth quarter!). This earnings growth, on the heels of a declining real estate market, is a reflection of the change in the fundamentals of these businesses and the market share gain over the past few years. The fundamentals have improved because of the license-fee orientation of the group, and the market share gains are a result of the superior nature of our products and a few key acquisitions. One such acquisition is our Basis 100 purchase, which put us in the leading position in automated valuations. This product is gaining more and more acceptance in the marketplace. In a typical month, we do more than 3 million electronic property valuations and more than 35,000 traditional real estate appraisals, holding dominant market share positions in both arenas. Much of these are provided through eAppraise*IT*, a joint venture between First American and LandAmerica Financial Group. Lenders are also served with these products through First American Equity Loan Services and our RELS group.

Screening Information



Our Screening Information segment had a very good year. Revenues were up 60 percent year-over-year and earnings were up more than 300 percent. This segment is itself a publicly traded entity known as the First Advantage Corporation (NASDAQ: FADV). First American owns 69 percent of that company. John Long and his team have incorporated a strategy to grow by acquisition and improve market share in the segment's current business, and to acquire new companies that are complementary to current client offerings. These products are sold to, among others, human resources executives in major corporations and landlords. First Advantage sells information about people, such as credit and eviction histories, to businesses that use the information to decide whether or not to hire an individual, rent an apartment to the person, or make a loan to him or her. During 2004, First Advantage emerged as a strong contender in this space with a product mix that is unique in the industry.

STRATEGIC INITIATIVES—SETTING A COURSE FOR THE FUTURE

In 2005, we expect to see some of our most innovative and promising strategies thrive.

Data Leadership

First American stands today as the nation's leading provider of real estate data. Our short- and long-term strategy



First American has continually positioned

revolves around continuing this data expansion—organically and through acquisition—strengthening even more our position as the unchallenged leader.

Bundled Services

Most of the products we offer throughout the Company form the basics of our bundled offerings to our mortgage customers. As time goes by, lenders will purchase products from fewer vendors, and all informational products will be delivered electronically and integrated with the lender's loan origination systems. Eventually, our products will merge into a single bundled product called "real estate information." We are diligently building special products and systems for that day, whether they be unique data elements, analytic resources, front-end loan origination systems, or sophisticated Web services for integrated product delivery. We are seeing increased demand for this bundled offering.

Streamlining Advances

Our ability to use our leading technology to streamline our external and internal processes is directly impacting opportunities for market share increase. Offshore processing is also contributing to margin enhancements. Our short- and long-term strategy revolves around having the preferred, low-cost vendor technology systems. These, in turn, will allow for continued market share expansion and margin enhancement.

More on our data, bundled services, and streamlining successes can be found in this report's subsequent articles.

MANAGEMENT—ENSURING OUR LEADERSHIP

During 2004, we made some important changes that will pay dividends for years to come. First, Craig DeRoy was named president of our Company. Nobody knows more than Craig about our products, our customers, and our strategies. Second, Dennis Gilmore was named chief operating officer. Dennis has a deep understanding of our people and our databases and how we produce our products. Already, Craig and Dennis have made a big difference.

Craig oversees our bundling initiative, the most important initiative in our Company's history. Our mortgage-related sales structure throughout the Company has been unified under Craig and is capably led by Bill Sherakas, the Corporation's national marketing and sales director.

Barry Sando's duties have also expanded and now include appraisal and default.

All of these changes are designed to focus energy on selling and delivering bundled products. This will set us apart from all challengers and will allow us to truly capitalize on our product mix.

CONTINUED FOCUS—AN EYE TOWARD SHAREHOLDER VALUE

2005 will be a year in which many long-range efforts result in improved earnings and market penetration. These efforts include:

- Central processing and further automation, which will continue to provide low-cost solutions
- Increased database technology development, which will lead to earnings and margin improvement
- Continued diversification, which will help to mitigate the effects of real estate cycles
- Offshore outsourcing, which will continue to enhance margins in all segments
- A continued, aggressive title acquisition strategy designed to increase market share and grow our revenue base
- Continued integration of *FAST* technology into existing operations and new acquisitions
- The pursuit of a more aggressive acquisition strategy in the short- and mid-term in our property information, credit, and screening segments

We look ahead with confidence.

The Board of Directors of The First American Corporation joins me in thanking you for your support.

Very truly yours,

Parker S. Kennedy
Chairman of the Board and Chief Executive Officer

our Company for steady, long-term growth.



Uncovering the nation's leading DATA PROVIDER

DID YOU KNOW? *Rooted in the massive real estate information arena, this unlikely FORTUNE® 500 company has emerged as the largest provider of data in the United States. So, what does that mean for its shareholders?*

It's one of America's premier industries. It's vast, essential, and growing steadily. And, it touches the life of nearly every American. It's the multibillion-dollar business of real estate—the buying or selling of a small condominium in the city or ranch home in the suburbs, the family store on the corner or the high-rise downtown. It spreads its power to other industries, as well, driving the need for products and services of every kind—construction materials, furniture, financial and legal services, and many more.

So, what is the fuel that powers this massive industry? It's data. And today, First American stands as the uncontested leader in this arena, providing more real estate data than any other company in the nation.

What kind of information? The kind that property buyers, sellers, lenders, and others need to do their jobs. Mostly, the kind needed to complete a real estate transaction. The geographic coverage and continually growing content depth of First American's data have led to its uncontested size and scope. But First American has also created powerful tools that allow this data to be used efficiently by a variety of businesses, government agencies, and others—tools for customer retention, fraud prevention, property value measurement, real estate trends reporting, market performance tracking, and so much more.

And now, First American is reaching beyond the data and even the tools it has created to use it. "We don't just want to provide information, we want to provide answers," says Dennis Gilmore, First American's chief operating officer. By acquiring and integrating analytic companies and methods, First American may very soon be offering advanced decisioning capabilities to its clients. "Instead of having companies use our data to make their own decisions, our approach will actually provide the functionality that makes those decisions for them," he adds.

Gilmore also explains that First American's data leadership, and the continuous enlargement of its scope and content, aims to create consistent improvement in margins and earnings. "All in all, this is a very good business for our corporation—a good business with a healthy return."

Combining First American's wealth of real estate data with its non-real estate-related information makes it the nation's largest data provider. Or, simply said, First American supplies businesses and consumers with information resources in connection with the major economic events of people's lives—and they do more of it than anyone else.





How Many File Cabinets Would It Take?

First American's property data group:

- Has a database covering 2,300 of the nation's counties—95 percent of the total population, or twice as many as its nearest competitor
- Serves over a half-million users nationwide
- Collects data on more than 100 million properties annually
- Gathers information on 2 million property and mortgage transactions each month
- Provides access to 2 billion document images—yes, *billion*



SER[illegible]ES by the bund[illegible]

Could this be the "bi[illegible] step" toward simplifying [illegible]erica's home-buying pro[illegible]ss?

"Bundling real estate settlement services is an idea whose time has come," says Craig DeRoy, president of The First American Corporation. "It's good for the consumer, good for the lender, good for the real estate professional, good for First American."

In fact, the time for bundling came in 2003 for First American, when it introduced the industry's first purchase-money bundle of settlement services. It also pioneered a bundle priced for the underserved emerging-market community.

According to Landon Taylor, First American's vice president of market development and leader of First American's emerging-markets program: "Our approach is to create a partnership with real estate agents, lenders, homebuilders, and community leaders to introduce products that will remove the barriers that have prevented many minority, new immigrant, and low- to moderate-income consumers from becoming homeowners. By offering bundles to this market, we're creating new transactions in the nation's fastest growing real estate segment."

These developments marked the culmination of First American's assembly—through two decades—of the industry's highest-quality collection of settlement services. And, it all came at a time when the Department of Housing and Urban Development was considering regulation changes that would prompt providers to find solutions like this. They didn't have to prompt First American.

NOT JUST ANOTHER PRETTY PACKAGE

Putting into a single bundle the major services needed to complete a real estate transaction provides a world of convenience for real estate lenders and reduces costs and complexity for the home-buying consumer.

Why, then, didn't this idea come along sooner? The answer is simple. The most efficient bundling requires that services be made available seamlessly, through a single, reliable source. Lenders also want the confidence that those services are of uniformly high quality. No single company could meet that test—until First American.

The quality question is answered by the Company's high market rankings. "First American holds the nation's number-two position in title insurance and the number-one positions in the other major settlement service categories, including property valuation, credit reporting, flood, and tax," explains Bill Sherakas, the Corporation's national marketing and sales director. "We wouldn't have reached those positions without true quality services."

The efficiency component of a true bundled solution—the processing and delivery essential to a transaction's timely closing—is also met here, thanks to First American's decades of investment in information technology. It lets the Company respond quickly and offers customers unsurpassed access to their transactions.

First American's bundling solutions answer lenders' big questions, explains Linda Saunders, vice president and director of bundled services. "How can they reduce costs? Can they get quality services at that cost? Can they get these services delivered seamlessly? Can these bundled solutions improve efficiency and get loans closed faster? Can borrowers have a better experience because of these solutions? How much confidence can they have in the provider? We're answering these questions positively. Our competition cannot," she said. First American's bundles can also drive margins for lenders, acting as marketing tools to attract home buyers that, in turn, can boost their revenue and market share.

And for the provider—First American—the opportunities from bundling include increased revenues through additional market capture, enhanced margins through expanded business with current clients, and the increased market share opportunities that follow these. All have the potential to add up to greater shareholder value.

"I believe that the adoption of our settlement services bundle will become the preferred standard in the industry," DeRoy added. "All in all, our approach could truly change the way real estate is transacted in America—for the better, forever."


L. Settlement Charges
700. Total Sales/Broker's Commission based on price $ @
Division of Commission (line 700) as follows:
701. $ to
702. $ to
703. Commission paid at Settlement
704.
800. Items Payable In Connection With Loan
801. Loan Origination Fee %
802. Loan Discount %
803. Appraisal Fee to
804. Credit Report to
805. Lender's Inspection Fee
806. Mortgage Insurance Application Fee to
807. Assumption Fee
808.
809.
810.
811.
900. Items Required By Lender To Be Paid In Advance
901. Interest from to @$ /day
902. Mortgage Insurance Premium for months to
903. Hazard Insurance Premium for years to
904. years to
905.
1000. Reserves Deposited With Lender
1001. Hazard insurance months@$ per month
1002. Mortgage insurance months@$ per month
1003. City property taxes months@$ per month
1004. County property taxes months@$ per month
1005. Annual assessments months@$ per month
1006. months@$ per month
1007. months@$ per month
1008. months@$ per month
1100. Title Charges
1101. Settlement or closing fee to
1102. Abstract or title search to
1103. Title examination to
1104. Title insurance binder to
1105. Document preparation to
1106. Notary fees to
1107. Attorney's fees to
(includes above items numbers:
1108. Title insurance to
(includes above items numbers:
1109. Lender's coverage $
1110. Owner's coverage $
1111.
1112.
1113.
1200. Government Reco
1201. Recording f
1202. Ci

HUD-1 STATEMENT

First American is a leading provider of many of the settlement services found on a real estate closing statement. The Company's bundled solutions include leading services such as appraisal, credit reporting, title services, flood-zone determination, and tax services.

How Fast

The Payoff of First American's Investments in Information Technology

Want to see how fast First American can access title records, property information, and tax data?

Want to see it again?

In today's blink-of-an-eye information world, First American took the industry lead in developing technology that efficiently gets the data the Company needs to assemble its products and services, deliver those to its customers, and provide the myriad of data and tools used by other businesses nationwide.

In the late 1990s, for example, First American began plans for the technological consolidation of the many title operations it had acquired over the years. To get there, the Company invested time, labor, and capital to create the system now known as the *FAST* Transaction System. Over the next several years, the *FAST* system was built on a foundation of hardware, software, and service improvements. Today, First American has converted more than 40 legacy computer platforms into one company-wide system, helping to consolidate production in every region—from 350 locations to fewer than 25, and counting. Impressively, this integration was completed over the past three years—the busiest time in the industry's history.

"The results produced by these advancements have been gratifying," says First American Title Insurance Company's president, Gary Kermott. "In coordination with our other processing procedures, *FAST* is already helping the Company to realize millions of dollars in production cost savings each quarter."

Kermott also notes that First American continues to focus on local customer contact while centralizing administrative and back-office functions. "First and foremost, we're in the service business," he says. "We're preparing for the future by meeting our customers' needs efficiently through technology—something that lenders, real estate professionals, and builders are relying on more heavily—without taking away from local-level customer contact and decision making."

And what does this mean to First American's shareholders? "Greater customer satisfaction leads to improved market share," Kermott says.



A Focus on the Future

Aggressive mechanization of real estate data continues within First American's Property Information segment, as well. This group is providing key products more rapidly and efficiently than ever—products such as automated valuation models, tax data, and title records that give real estate professionals, lenders, and others a new level of real-time information access.

First American is also taking the industry lead in developing Web technology that efficiently allows for the collaboration of all involved in a real estate mortgage transaction. "Effective leadership in the mortgage technology arena should be defined by a company's ability to deliver measurable business value to all transaction participants," says Roger Hull, senior vice president and chief information officer of The First American Corporation. "And, that's exactly what we're doing."

> "We're preparing for the future by meeting our customers' needs efficiently through technology . . ."

These, and similar streamlining efforts (including offshore processing), are aimed at increasing the Company's revenues through first-to-market performance, enhancing margins through increased production speed and volume, and reducing costs through operational consolidation.

It just goes to show that, with First American, you don't have to choose between having it done fast and having it done right.

CRITICAL ACCOUNTING POLICIES

The Company's management considers the accounting policies described below to be critical in preparing the Company's consolidated financial statements. These policies require management to make estimates and judgments that affect the reported amounts of certain assets, liabilities, revenues, expenses and related disclosures of contingencies. See Note 1 to the consolidated financial statements for a more detailed description of the Company's accounting policies.

Revenue recognition. Title premiums on policies issued directly by the Company are recognized on the effective date of the title policy, and for policies issued by independent agents, when notice of issuance is received from the agent. Revenues from home warranty contracts are recognized ratably over the 12-month duration of the contracts. Revenues from property and casualty insurance policies are recognized ratably over the 12-month duration of the policies. The Company's tax service division defers its tax service fee and recognizes that fee as revenue ratably over the expected service period. The amortization rates applied to recognize the revenues assume a 10-year contract life and are adjusted to reflect prepayments. The Company reviews its tax service contract portfolio on a quarterly basis to determine if there have been changes in contract lives and/or changes in the number and/or timing of prepayments and adjusts the rates accordingly to reflect current trends. For all other products, revenues are recognized at the time of delivery, as the Company has no significant ongoing obligation after delivery.

Provision for title losses. The Company provides for estimated title insurance losses by a charge to expense when the related premium revenue is recognized. The amount charged to expense (the loss rate), as well as the adequacy of the ending reserves, is determined by the Company based on historical experience and other factors, including, but not limited to, changes and trends in the type of title insurance policies issued, the real estate market and the interest rate environment. Management monitors the adequacy of the estimated loss reserves on a quarterly basis using a variety of techniques, including actuarial models, and adjusts the loss rate as necessary.

Purchase accounting and impairment testing for goodwill and other intangible assets. Pursuant to Statement of Financial Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), the Company is required to perform an annual impairment test for goodwill and other indefinite-lived intangible assets by reporting unit. This annual test, which the Company has elected to perform every September 30, utilizes a variety of valuation techniques, all of which require management to make estimates and judgments, and includes discounted cash flow analysis, market approach valuations and the use of third-party valuation advisors. Certain of these valuation techniques are also utilized by the Company in accounting for business combinations, primarily in the determination of the fair value of acquired assets and liabilities. The Company's reporting units, for purposes of applying the provisions of SFAS 142, are title insurance, home warranty, property and casualty insurance, trust and other services, mortgage origination products and services, mortgage servicing products and services, property information services, conventional credit information, subprime credit information, pre-employment and drug screening, resident screening and risk mitigation. In accordance with the provisions of SFAS 142, the Company completed the required annual impairment testing for goodwill and other intangible assets for the years ended December 31, 2004 and 2003, and determined that there was no impairment of value.

Income taxes. The Company estimates its effective income tax rate based upon a variety of factors including, but not limited to, the expected revenues and resulting pretax income for the year, the composition and geographic mix of the pretax income and the ratio of permanent differences to pretax income. Any changes to the estimated rate are made prospectively in accordance with Accounting Principles Board Opinions No. 28, "Interim Financial Reporting." Additionally, management makes estimates as to the amount of reserves, if any, that are necessary for known and potential tax exposures.

Depreciation and amortization lives for assets. Management is required to estimate the useful lives of several asset classes, including capitalized data, internally developed software and other intangible assets. The estimation of useful lives requires a significant amount of judgment related to matters such as future changes in technology, legal issues related to allowable uses of data and other matters.

Stock-based compensation. In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" (SFAS No. 123R). This standard is a revision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The standard requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). The cost will be recognized over the period during which an employee is required to provide services in exchange for the award. This standard is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company will adopt the standard in the third quarter of 2005. The Company has not determined the impact, if any, that this standard will have on its consolidated financial position or results of operations.

RESULTS OF OPERATIONS

OVERVIEW—The majority of the revenues for the Company's title insurance and mortgage information segments depend, in large part, upon the level of real estate activity and the cost and availability of mortgage funds. Revenues for these segments result primarily from resales and refinancings of residential real estate and, to a lesser extent, from commercial transactions and the construction and sale of new housing. Over one-half of the revenues for the Company's property information and credit information segments also depend on real estate activity. The remaining portion of the property information and credit information revenues, as well as the revenues for the Company's specialty insurance and screening information segments, are isolated from the volatility of real estate transactions. Traditionally, the greatest volume of real estate activity, particularly residential resale, has occurred in the spring and summer months. However, changes in interest rates, as well as other economic factors, can cause fluctuations in the traditional pattern of real estate activity.


FIXED 30-YEAR MORTGAGE RATES
(average per quarter)
%
7%
6%
5%
Q1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4
01
02
03
04

The continuation of relatively low interest rates, coupled with the high demand for residential resale and new home sales, resulted in an exceptionally strong 2002. Mortgage originations reached $2.46 trillion, with refinance activity comprising 58.0% of the total. Mortgage interest rates remained low through the first three quarters of 2003, fueling new record-setting refinance activity, but began to rise during the fourth quarter of the year. Existing- and new-home-sale activity also reached new record levels. Mortgage originations, based on Mortgage Bankers Association statistics, totaled $3.81 trillion in 2003, with refinance activity comprising 66.0% of the total. The increase in mortgage interest rates that began in the fourth quarter of 2003 resulted in a low inventory of open orders going into 2004. This, together with an increasing mortgage interest rate environment during the first half of 2004, resulted in a decline in mortgage originations and a return to more traditional, seasonal real estate pattern, where the greatest volume of real estate activity occurs in the spring and summer months. However, as a result of new acquisitions and an increase in the average revenues per title order closed, operating revenues increased in 2004 when compared with 2003. Mortgage originations totaled $2.86 trillion in 2004, with refinance transactions comprising only 44.0% of the total.

OPERATING REVENUES—A summary by segment of the Company's operating revenues is as follows:

(in thousands, except percentages)	**2004**	**%**	2003	%	2002	%
Financial Services:						
Title Insurance:						
Direct operations	**$2,486,380**	**38**	$2,264,925	38	$1,803,775	39
Agency operations	**2,299,656**	**35**	2,138,059	35	1,589,817	35
	4,786,036	**73**	4,402,984	73	3,393,592	74
Specialty Insurance	**220,340**	**3**	207,287	3	143,307	3
	5,006,376	**76**	4,610,271	76	3,536,899	77
Information Technology:						
Mortgage Information	**653,562**	**10**	642,684	11	479,288	10
Property Information	**401,716**	**6**	366,271	6	259,315	6
Credit Information	**242,812**	**4**	246,987	4	215,337	5
Screening Information	**266,280**	**4**	166,430	3	100,702	2
	1,564,370	**24**	1,422,372	24	1,054,642	23
	$ 6,570,746	**100**	$6,032,643	100	$4,591,541	100

Financial Services. In January 2004, the Company combined its title insurance segment and its trust and other services segment into one segment to better reflect the interaction within these businesses. This presentation is consistent with the way management evaluates the operations of these businesses. The prior year results have been reclassified to reflect the combination of these businesses.

Operating revenues from direct title operations increased 9.8% in 2004 over 2003 and 25.6% in 2003 over 2002. The increase in 2004 over 2003 was primarily due to an increase in the average revenues per order closed, offset in part by a decrease in the number of orders closed. The increase in 2003 over 2002 was primarily due to increases in both the average revenues per order closed and the number of title orders closed. The average revenues per order closed were $1,303, $1,121 and $1,063 for 2004, 2003 and 2002, respectively. The increase in average revenues per order closed of 16.2% in 2004 over 2003 was primarily due to a decrease in the mix of lower-premium refinance transactions, an increase in higher-premium resale and commercial transactions, and appreciating real estate values. The increase in average revenues per order closed of 5.5% in 2003 over 2002, primarily reflected appreciating real estate values. The Company's direct title operations closed 1,908,600, 2,021,000 and 1,696,100 title orders during 2004, 2003 and 2002, respectively, a decrease of

5.6% in 2004 from 2003 and an increase of 19.2% in 2003 over 2002. The fluctuations in closings primarily reflected changes in mortgage origination activity, market share gains and acquisition activity. Operating revenues from agency title operations increased 7.6% in 2004 over 2003 and 34.5% in 2003 over 2002. These increases were primarily attributable to the same factors affecting direct title operations compounded by the inherent delay in the reporting of transactions by agents. In 2005, the Company's title insurance company plans to reduce its title insurance premium on mortgage refinance transactions in California. Assuming that real estate values and the volume of activity, including the mix between refinance, resale and commercial transactions, remain unchanged from 2004 levels, this would result in a decrease in operating revenues in 2005 and in subsequent years. However, any decrease in operating revenues could be offset by factors such as anticipated market share gains, operating efficiencies and growth in the Company's bundling program.

Specialty insurance operating revenues increased 6.3% in 2004 over 2003 and 44.7% in 2003 over 2002. The increase in 2004 over 2003 reflected continued geographic expansion at the Company's home warranty division, offset in part by a reduction in revenues at the Company's property and casualty insurance division due to an increase in reinsurance ceded. The increase in 2003 over 2002 was primarily attributable to geographic expansion at the Company's home warranty division and market share growth at the property and casualty insurance division.

Information Technology. Mortgage information operating revenues increased 1.7% in 2004 over 2003 and 34.1% in 2003 over 2002. The increase in 2004 over 2003 was primarily attributable to $166.4 million of operating revenues contributed by new acquisitions, offset in part by the decline in mortgage originations and a $10.2 million decrease in operating revenues as a result of an increase in estimated servicing life of the tax service loan portfolio due to a slowdown in prepayment speeds. The increase in 2003 over 2002 primarily reflected the increase in mortgage originations, $48.0 million of operating revenues contributed by new acquisitions and a $9.4 million increase in operating revenues as a result of a decrease in estimated servicing life of the tax service loan portfolio due to an acceleration in prepayment speeds.

Property information operating revenues increased 9.7% in 2004 over 2003 and 41.3% in 2003 over 2002. The increase in 2004 over 2003 primarily reflected $21.6 million of operating revenues contributed by new acquisitions and the continued growth in this segment's less cyclical subscription-based information businesses, offset in part by the reduction in mortgage originations. The increase in 2003 over 2002 was primarily due to $52.4 million of operating revenues contributed by new acquisitions and the increase in mortgage originations.

Credit information operating revenues decreased 1.7% in 2004 from 2003 and increased 14.7% in 2003 over 2002. The decrease in 2004 from 2003 primarily reflected a decline in operating revenues from mortgage-related credit products as a result of the decrease in mortgage originations. The increase in 2003 over 2002 was primarily due to the growth in demand for credit information in the housing sector, offset in part by a $6.2 million reduction in revenues as a result of the sale of the Company's subsidiary, FASTRAC Systems, Inc., in August 2002.

Screening information operating revenues increased 60.0% in 2004 over 2003 and 65.3% in 2003 over 2002. These increases were primarily attributable to $68.5 million and $56.0 million of operating revenues contributed by new acquisitions for the respective periods.



$
OPERATING REVENUES
($ in millions)
6,000
5,000
4,000
3,000
2,000
1,000
0
95 96 97 98 99 00 01 02 03 04

INVESTMENT AND OTHER INCOME — Investment and other income totaled $141.8 million, $145.4 million and $131.6 million in 2004, 2003 and 2002, respectively, a decrease of $3.6 million, or 2.5% in 2004 from 2003, and an increase of $13.8 million, or 10.5% in 2003 over 2002. These fluctuations primarily reflected the relative changes in equity in earnings of unconsolidated affiliates, which are accounted for under the equity method of accounting. See Note 11 to the consolidated financial statements for additional information.

NET REALIZED INVESTMENT GAINS/LOSSES — Net realized investment gains totaled $9.8 million in 2004 and $35.7 million in 2003. Net realized investment losses totaled $18.9 million in 2002. The 2004 total included realized gains totaling $8.5 million relating to the issuance of shares by the Company's publicly traded subsidiary, First Advantage Corporation. The 2003 total included the recognition of a previously deferred gain totaling $14.2 million relating to the sale of the Company's Contour Software, Inc. subsidiary in the first quarter of 2001. Also included in the 2003 total was a $13.1 million realized gain associated with the merger of the Company's Credit Online business with DealerTrack Holdings, Inc. The 2002 investment losses included a $13.6 million loss resulting from the write-down of WorldCom bonds; a $2.6 million loss associated with the sale of the Company's subsidiary, FASTRAC Systems, Inc.; and $2.3 million of losses due to the restructuring of the 1031 tax-deferred exchange investment portfolio.

SALARIES AND OTHER PERSONNEL COSTS — A summary by segment of the Company's salaries and other personnel costs is as follows:

(in thousands, except percentages)	2004	%	2003	%	2002	%
Financial Services:						
Title Insurance	$1,465,267	69	$1,261,120	70	$1,090,987	72
Specialty Insurance	45,479	2	38,506	2	33,424	2
	1,510,746	71	1,299,626	72	1,124,411	74
Information Technology:						
Mortgage Information	247,615	12	210,033	12	156,999	10
Property Information	144,857	7	127,832	7	102,614	7
Credit Information	60,895	3	61,226	3	63,795	4
Screening Information	81,650	4	54,333	3	31,985	2
	535,017	26	453,424	25	355,393	23
Corporate	65,452	3	46,503	3	43,391	3
	$2,111,215	100	$1,799,553	100	$1,523,195	100

Financial Services. The Company's title insurance segment comprised 97.0% of total salaries and other personnel costs for the Financial Services group. The title insurance segment (primarily direct operations) is labor intensive; accordingly, a major variable expense component is salaries and other personnel costs. This expense component is affected by two competing factors: the need to monitor personnel changes to match corresponding or anticipated new orders, and the need to provide quality service. In addition, this segment's growth in operations that specialize in builder and lender title business has created ongoing fixed costs required to service accounts.

Title insurance personnel expenses increased 16.2% in 2004 over 2003 and 15.6% in 2003 over 2002. The increase in 2004 over 2003 was primarily due to $139.9 million of personnel costs associated with new acquisitions, incremental costs incurred to service the more labor-intensive higher mix of resale and commercial title orders processed during the year and $25.8 million of increased employee benefit costs. The increase in 2003 over 2002 was primarily attributable to $29.3 million of personnel costs associated with new acquisitions, incremental labor costs incurred to service the increase in refinance transactions, increased commissions associated with the increase in closed orders and $12.0 million of increased employee benefit costs. The increases in employee benefit costs were primarily the result of increases in health care costs of $16.7 million in 2004 over 2003 and $6.2 million in 2003 over 2002. Also contributing to the overall increase in employee benefit costs were increases in the Company's discretionary match related to the 401(k) plan, which is profit driven and increases as profits escalate. This match can also increase when profits decrease if the number of participants in the plan increases or if the total amount of employee deferral increases. The match increased $8.2 million in 2004 over 2003 and $5.8 million in 2003 over 2002. The Company's direct title operations opened 2,518,600, 2,511,000 and 2,184,200 orders in 2004, 2003 and 2002, respectively, representing an increase of 0.3% in 2004 over 2003 and 15.0% in 2003 over 2002. The fluctuation in orders year over year reflected relative changes in mortgage originations, market share fluctuations and acquisition activity.

Information Technology. Personnel expenses in total for the Information Technology group increased 18.0% in 2004 over 2003 and 27.6% in 2003 over 2002. Excluding $101.6 million and $51.1 million of personnel costs associated with new acquisitions, personnel expenses for the Information Technology group decreased 4.4% in 2004 from 2003 and increased 13.2% in 2003 over 2002. The decrease in 2004 from 2003 reflects a decline in incremental costs associated with the decrease in business volume, offset in part by a $4.2 million increase in employee benefit costs and costs incurred at the Company's tax service division to integrate new customers. The increase in 2003 over 2002 was primarily due to costs incurred to service the increase in business volume and $9.8 million of increased employee benefit costs.

Corporate. Corporate personnel expenses increased 40.7% in 2004 over 2003 and 7.2% in 2003 over 2002. These increases were primarily attributable to an increase in employee benefit costs, increased technology personnel costs and higher general costs associated with the support effort needed to service the Company's expanded national and international operations. The increase in 2004 over 2003 also reflected additional costs associated with the implementation of the provisions of Section 404 of the Sarbanes Oxley Act, primarily internal audit costs.

PREMIUMS RETAINED BY AGENTS — A summary of agent retention and agent revenues is as follows:

(in thousands, except percentages)	2004	2003	2002
Agent retention	$1,869,536	$1,729,104	$1,292,297
Agent revenues	$2,299,656	$2,138,059	$1,589,817
% retained by agents	81.3%	80.9%	81.3%

The premium split between underwriter and agents is in accordance with their respective agency contracts and can vary from region to region due to divergencies in real estate closing practices, as well as rating structures. As a result, the percentage of title premiums retained by agents varies due to the geographical mix of revenues from agency operations.

OTHER OPERATING EXPENSES — A summary by segment of the Company's other operating expenses is as follows:

(in thousands, except percentages)	2004	%	2003	%	2002	%
Financial Services:						
Title Insurance	$ 840,790	56	$ 728,944	55	$ 597,262	57
Specialty Insurance	16,646	1	23,316	2	11,596	1
	857,436	57	752,260	57	608,858	58
Information Technology:						
Mortgage Information	184,603	12	177,234	14	159,211	15
Property Information	127,357	9	131,896	10	86,039	8
Credit Information	126,628	9	129,367	10	107,781	10
Screening Information	151,638	10	97,034	7	61,037	6
	590,226	40	535,531	41	414,068	39
Corporate	41,275	3	32,084	2	26,199	3
	$1,488,937	100	$1,319,875	100	$1,049,125	100

Financial Services. The Company's title insurance segment comprised 98.1% of total other operating expenses for the Financial Services group. Title insurance other operating expenses (principally direct operations) increased 15.3% in 2004 over 2003 and 22.0% in 2003 over 2002. The increase in 2004 over 2003 was primarily due to $79.9 million of other operating expenses associated with new acquisitions and a voluntary $24.0 million charge taken in the fourth quarter of 2004 associated with captive reinsurance agreements with residential homebuilders. This charge, which was previously disclosed by the Company on February 18, 2005, represents a commitment by the Company to pay to the affected policyholders the allocated portion of the reinsurance premium paid to the captive reinsurance participants. The increase in 2004 over 2003 also reflected $13.3 million of litigation charges taken in the fourth quarter of 2004. These charges included $10.0 million for a litigation matter disclosed by the Company on January 26, 2005. Excluding acquisition activity and the one-time items, title insurance other operating expenses decreased $5.3 million, or 0.7% in 2004 from 2003, primarily as a result of cost containment programs. The increase in other operating expenses in 2003 over 2002 was primarily due to incremental costs (i.e., messenger costs, reproduction costs, title plant maintenance costs, etc.) associated with servicing the increases in total order volume and $19.6 million of costs associated with new acquisitions.

Information Technology. Other operating expenses for the Information Technology group increased 10.2% in 2004 over 2003 and 29.3% in 2003 over 2002. Excluding other operating expenses of $84.8 million and $66.2 million associated with new acquisitions for the respective periods, other operating expenses for the Information Technology group decreased 5.6% in 2004 from 2003 and increased 13.3% in 2003 over 2002. The decrease in 2004 from 2003 reflected a decline in incremental costs associated with the decline in mortgage origination volume. The increase in 2003 over 2002 was primarily due to costs associated with servicing the increase in business volume, primarily refinance transactions.

Corporate. Corporate other operating expenses increased 28.6% in 2004 over 2003 and 22.5% in 2003 over 2002. The increase in 2004 over 2003 was primarily due to additional costs associated with the implementation of the provisions of Section 404 of the Sarbanes Oxley Act, which included increased costs associated with the Company's independent registered public accounting firm and outside consultants. The increase in 2003 over 2002 was primarily due to $15.0 million of technology expenses, primarily consulting and outsourcing costs, required to expand the Company's e-commerce capabilities. The increases for both 2004 and 2003 also reflected higher general costs associated with the support effort needed to service the Company's expanded national and international operations.

PROVISION FOR TITLE LOSSES AND OTHER CLAIMS — A summary by segment of the Company's provision for title losses and other claims is as follows:

(in thousands, except percentages)	**2004**	**%**	2003	%	2002	%
Title Insurance	**$198,295**	**57**	$179,681	55	$135,622	60
Specialty Insurance:						
Home Warranty	**70,562**	**20**	56,769	18	50,881	23
Property and Casualty Insurance	**52,087**	**15**	62,777	19	26,168	12
	122,649	**35**	119,546	37	77,049	35
All other segments	**28,674**	**8**	25,177	8	11,918	5
	$349,618	**100**	$324,404	100	$224,589	100

The provision for title insurance losses, expressed as a percentage of title insurance operating revenues, was 4.1% in 2004, 4.1% in 2003 and 4.0% in 2002.

The provision for home warranty claims, expressed as a percentage of home warranty operating revenues, was 49.0% in 2004, 48.9% in 2003 and 49.8% in 2002. The rate decrease in 2003 from 2002 was primarily due to a decrease in the average cost per claim, which was primarily due to the elimination of higher-cost contractors that were servicing claims in new geographic areas.

The provision for property and casualty insurance claims, expressed as a percentage of property and casualty insurance operating revenues, was 68.4% in 2004, 63.6% in 2003 and 63.8% in 2002. The rate for 2003 excludes $5.0 million of catastrophe losses related to the Southern California wildfires, which represents the Company's deductible on its reinsurance treaty. The rate increase in 2004 over 2003 was primarily due to $6.2 million of claims expense in the third quarter of 2004 associated with the Florida hurricanes.

DEPRECIATION AND AMORTIZATION — Depreciation and amortization increased 12.7% in 2004 over 2003 and 18.2% in 2003 over 2002. These increases were primarily due to an increase in the amortization of intangibles as a result of acquisition activity and an increase in the amortization of capitalized data and software as a result of new capital expenditures. Depreciation and amortization, as well as capital expenditures for each of the Company's segments, are summarized in Note 21 to the consolidated financial statements.

PREMIUM TAXES — A summary by pertinent segment of the Company's premium taxes is as follows:

(in thousands, except percentages)	**2004**	**%**	2003	%	2002	%
Title Insurance	**$47,662**	**90**	$46,211	90	$31,045	90
Specialty Insurance	**5,273**	**10**	5,324	10	3,613	10
	$52,935	**100**	$51,535	100	$34,658	100

Insurers are generally not subject to state income or franchise taxes. However, in lieu thereof, a "premium" tax is imposed on certain operating revenues, as defined by statute. Tax rates and bases vary from state to state; accordingly, the total premium tax burden is dependent upon the geographical mix of operating revenues. The Company's underwritten title company (noninsurance) subsidiaries are subject to state income tax and do not pay premium tax. Accordingly, the Company's total tax burden at the state level for the title insurance segment is composed of a combination of premium taxes and state income taxes. Premium taxes as a percentage of title insurance operating revenues remained relatively constant at approximately 1.0%.

INTEREST — Interest expense increased $7.7 million, or 21.4%, in 2004 over 2003, and $2.5 million, or 7.4%, in 2003 over 2002. These increases were primarily due to an increase in acquisition-related indebtedness.

INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS — A summary by segment is as follows:

(in thousands, except percentages)	**2004**	**%**	2003	%	2002	%
Financial Services:						
Title Insurance	**$398,777**	**49**	$504,629	53	$285,268	50
Specialty Insurance	**41,419**	**5**	30,125	3	24,465	4
	440,196	**54**	534,754	56	309,733	54
Information Technology:						
Mortgage Information	**174,868**	**21**	238,508	25	146,849	26
Property Information	**126,460**	**16**	105,339	11	71,459	12
Credit Information	**54,613**	**7**	64,291	7	39,266	7
Screening Information	**18,593**	**2**	4,505	1	2,459	1
	374,534	**46**	412,643	44	260,033	46
	814,730	**100**	947,397	100	569,766	100
Corporate	**(137,446)**		(108,675)		(119,859)	
	$677,284		$838,722		$449,907	

INCOME BEFORE INCOME TAXES, MINORITY INTERESTS AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE
($ in millions)


$
900
800
700
600
500
400
300
200
100
0
95 96 97 98 99 00 01 02 03 04

The Company's title insurance profit margins vary according to a number of factors, including the volume, composition (residential or commercial) and type (resale, refinancing or new construction) of real estate activity. Commercial transactions tend to generate higher revenues and greater profit margins than residential transactions. Profit margins from refinancing activities, on a per transaction basis, are lower than those from resale activities because in many states there are premium discounts on, and cancellation rates are higher for, refinancing transactions. Cancellations of title orders adversely affect profits because costs are incurred in opening and processing such orders, but revenues are not generated. Also, the Company's direct title insurance business has significant fixed costs in addition to its variable costs. Accordingly, profit margins from the Company's direct title insurance business improve as the volume of title orders closed increases. Title insurance profit margins are also affected by the percentage of operating revenues generated by agency operations. Profit margins from direct operations are generally higher than from agency operations due primarily to the large portion of the premium that is retained by the agent.

Most of the businesses that are included in the Information Technology group are database intensive, with a relatively high proportion of fixed costs. As such, profit margins generally improve as revenues increase. Revenues for the mortgage information segment, like title insurance, are primarily dependent on the level of real estate activity and the cost and availability of mortgage funds. Revenues from the property information segment are, in part, dependent on real estate activity, but are less cyclical than title insurance and mortgage information revenues as a result of a significant subscription-based revenue stream. Revenues for the credit information segment are, in part, impacted by real estate activity, but also by the consumer and automobile sectors.

In general, the title insurance business is a lower-margin business when compared with the Company's other segments. The lower margins reflect the high fixed cost of producing title evidence, whereas the corresponding revenues are subject to regulatory and competitive pricing constraints.

Corporate expenses include investment gains and losses, personnel and other operating expenses associated with the Company's corporate facilities, certain technology initiatives and unallocated interest expense.

INCOME TAXES — The Company's effective income tax rate, which includes a provision for state income and franchise taxes for noninsurance subsidiaries, was 35.9%, 34.8% and 33.3% for 2004, 2003 and 2002, respectively. The differences in the effective tax rate were primarily due to changes in the ratio of permanent differences to income before income taxes and minority interests and changes in state income and franchise taxes resulting from fluctuations in the Company's noninsurance subsidiaries' contribution to pretax profits. Information regarding items included in the reconciliation of the effective rate with the federal statutory rate is contained in Note 12 to the consolidated financial statements.

MINORITY INTERESTS — Minority interests in net income of consolidated subsidiaries decreased $10.7 million in 2004 over 2003 and increased $30.1 million in 2003 over 2002. These changes were primarily due to the fluctuations in the operating results of the Company's joint venture with Experian, which includes certain companies in the Company's mortgage information, property information and credit information segments.

NET INCOME — Net income and per share information are summarized as follows (see Note 13 to the consolidated financial statements):

(in thousands, except per share amounts)	2004	2003	2002
Net income	$349,099	$451,022	$234,367
Per share of common stock:			
Net income:			
Basic	$ 4.04	$ 5.89	$ 3.27
Diluted	$ 3.83	$ 5.22	$ 2.92
Weighted-average shares:			
Basic	86,430	76,632	71,594
Diluted	91,895	87,765	82,580

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities amounted to $678.9 million, $830.1 million and $540.6 million for 2004, 2003 and 2002, respectively, after net claim payments of $268.0 million, $269.5 million and $193.1 million, respectively. The principal nonoperating uses of cash and cash equivalents for the three-year period ended December 31, 2004, were for the $375.0 million acquisition of Transamerica's flood determination and tax reporting businesses, other company acquisitions, additions to the investment portfolio, capital expenditures, dividends, distributions to minority shareholders, the repayment of debt and the repurchase of Company shares. The most significant nonoperating sources of cash and cash equivalents were proceeds from the issuance of debt in 2004 and 2003, proceeds from the sale-leaseback of certain equipment and capitalized software in 2004 and proceeds from the sales and maturities of certain investments. The net effect of all activities on total cash and cash equivalents was an increase of $168.8 million for 2004, $220.2 million for 2003 and $251.3 million for 2002.

Notes and contracts payable, as a percentage of total capitalization, was 22.7% as of December 31, 2004, as compared with 23.1% as of the prior year-end. This decrease was primarily attributable to the redemption of the Company's senior convertible debentures and an increase in the capital base primarily due to net income for the year, offset in part by indebtedness incurred in connection with a sale-leaseback transaction. Notes and contracts payable are more fully described in Note 9 to the consolidated financial statements. In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The implementation of this statement required the Company to reclassify its "Mandatorily redeemable preferred securities of the Company's subsidiary trust whose sole assets are the Company's $100.0 million 8.5% deferrable interest subordinated notes due 2012" as debt.

On December 31, 2004, the Company entered into a sale-leaseback transaction for certain equipment and software. The transaction totaled $122.0 million and was accounted for as a capital lease in the accompanying consolidated financial statements.

In August 2004, the Company increased its primary line of credit facility from $200.0 million to $500.0 million with a new expiration date of August 2009. The terms of the credit agreement remained relatively the same, with the Company required to maintain certain minimum levels of capital and earnings and meet predetermined debt-to-capitalization ratios. The Company's credit facility was unused at December 31, 2004 and 2003. The Company's publicly traded subsidiary, First Advantage Corporation, has two bank credit agreements. The first agreement provides for a $20.0 million collateralized line of credit. Under the terms of that credit agreement, First Advantage Corporation is required to satisfy certain financial requirements. The line of credit remains in effect until July 2006 and had a balance due of $12.5 million and $9.0 million at December 31, 2004 and 2003, respectively. The second credit agreement entered into in March 2004 provides for a $25.0 million unsecured line of credit. This credit agreement matures in March 2007 and had a balance due of $25.0 million at December 31, 2004.

In July 2004, the Company sold unsecured debt securities in the aggregate principal amount of $150.0 million. These securities, which bear interest at 5.7%, are due August 2014. The Company anticipates using the proceeds from the sale of the securities for general corporate purposes.

In the first quarter of 2004, the Company began the expansion of its corporate office campus. This expansion will add two four-story office buildings totaling approximately 226,000 square feet, a two-story, free-standing, 52,000 square foot technology center and a two-story parking structure. The construction is estimated to be completed by the fourth quarter of 2005, with an estimated total cost of $80.0 million. The Company has been funding and anticipates to continue funding the corporate office expansion with internally generated funds.

On October 1, 2003, the Company completed the previously announced acquisition of Transamerica Finance Corporation's real estate tax service and flood hazard certification business for a net purchase price of $375.0 million. The acquisition was made through the Company's 80.0%-owned joint venture with Experian. There was no debt assumed in the transaction and the purchase price was funded with $125.0 million of existing cash at the joint venture, a $200.0 million contribution from the Company and a $50.0 million contribution from Experian.

Off-balance sheet arrangements and contractual obligations. The Company administers escrow and trust deposits as a service to its customers. Escrow deposits totaled $4.8 billion and $4.5 billion at December 31, 2004 and 2003, respectively, of which $337.4 million and $247.8 million were held at the Company's trust and thrift division. The escrow deposits held at the Company's trust and thrift division are included in the accompanying consolidated balance sheets. The remaining escrow deposits were held at third-party financial institutions. Trust deposits totaled $2.9 billion and $2.3 billion at December 31, 2004 and 2003, respectively, and were held at the Company's trust division. Escrow deposits held at third-party financial institutions and trust deposits are not considered assets of the Company and, therefore, are not included in the accompanying consolidated balance sheets. However, the Company remains contingently liable for the disposition of these assets.

In addition, the Company facilitates tax-deferred property exchanges for customers pursuant to Section 1031 of the Internal Revenue Code and tax-deferred reverse exchanges pursuant to Revenue Procedure 2000-37. As a facilitator and intermediary, the Company holds the proceeds from sales transactions and takes temporary title to property identified by the customer to be acquired with such proceeds. Upon the completion of such exchange, the identified property is transferred to the customer or, if the exchange does not take place, an amount equal to the sales proceeds or, in the case of a reverse exchange, title to the property held by the Company is transferred to the customer. Like-kind exchange funds held by the Company for the purpose of completing such transactions totaled $1.9 billion and $1.1 billion at December 31, 2004 and 2003, respectively. Though the Company is the legal and beneficial owner of such proceeds and property, due to the structure utilized to facilitate these transactions, the proceeds and property are not considered assets of the Company for accounting purposes and, therefore, are not included in the accompanying consolidated balance sheets. The Company remains contingently liable to the customer for the transfers of property, disbursements of proceeds and the return on the proceeds.

A summary, by due date, of the Company's total contractual obligations at December 31, 2004, is as follows:

(in thousands) Year	Notes and contracts payable	Operating leases	Deferrable interest subordinated notes	Total
2005	$104,570	$176,333	–	$ 280,903
2006	129,098	127,028	–	256,126
2007	114,312	85,474	–	199,786
2008	86,180	46,465	–	132,645
2009	15,120	26,172	–	41,292
Later years	283,490	21,079	$100,000	404,569
	$732,770	$482,551	$100,000	$1,315,321

Pursuant to various insurance and other regulations, the maximum amount of dividends, loans and advances available to the Company in 2004 from its insurance subsidiaries is $210.2 million. Such restrictions have not had, nor are they expected to have, an impact on the Company's ability to meet its cash obligations. See Note 2 to the consolidated financial statements.

Due to the Company's significant liquid-asset position and its consistent ability to generate cash flows from operations, management believes that its resources are sufficient to satisfy its anticipated operational cash requirements. The Company's financial position will enable management to react to future opportunities for acquisitions or other investments in support of the Company's continued growth and expansion.

CASH FLOWS FROM OPERATING ACTIVITIES
($ in millions)


$
900
800
700
600
500
400
300
200
100
0
95 96 97 98 99 00 01 02 03 04

$ SELECTED FINANCIAL DATA

(in thousands, except percentages, per share amounts and employee data)	**2004**	2003	2002	2001	2000
Revenues	**$6,722,326**	$6,213,714	$4,704,209	$3,750,723	$2,934,255
Net income	**$ 349,099**	$ 451,022	$ 234,367	$ 167,268	$ 82,223
Total assets	**$6,208,365**	$5,139,902	$3,570,284	$2,977,648	$2,270,549
Notes and contracts payable	**$ 732,770**	$ 553,888	$ 425,705	$ 415,341	$ 219,838
Deferrable interest subordinated notes	**$ 100,000**	$ 100,000	$ 100,000	$ 100,000	$ 100,000
Stockholders' equity	**$2,463,564**	$1,879,520	$1,364,589	$1,104,452	$ 870,237
Return on average stockholders' equity	**16.1%**	27.8%	19.0%	16.9%	9.8%
Cash dividends paid on common shares	**$ 52,403**	$ 38,850	$ 24,570	$ 18,210	$ 15,256
Per share of common stock *(Note A)* —					
Net Income:					
Basic	**$ 4.04**	$ 5.89	$ 3.27	$ 2.51	$ 1.29
Diluted	**$ 3.83**	$ 5.22	$ 2.92	$ 2.27	$ 1.24
Stockholders' equity	**$ 27.36**	$ 23.84	$ 18.53	$ 16.08	$ 13.62
Cash dividends	**$ .60**	$ .50	$ .34	$ .27	$ .24
Number of common shares outstanding —					
Weighted average during the year:					
Basic	**86,430**	76,632	71,594	66,568	63,680
Diluted	**91,895**	87,765	82,580	75,876	66,059
End of year	**90,058**	78,826	73,636	68,694	63,887
Title orders opened *(Note B)*	**2,519**	2,511	2,184	1,930	1,241
Title orders closed *(Note B)*	**1,909**	2,021	1,696	1,405	975
Number of employees	**30,994**	29,802	24,886	22,597	20,346

Note A — Per share information relating to net income is based on weighted-average number of shares outstanding for the years presented. Per share information relating to stockholders' equity is based on shares outstanding at the end of each year.

Note B — Title order volumes are those processed by the direct title operations of the Company and do not include orders processed by agents.

$ TOTAL REVENUES
($ in millions)



6,000
5,000
4,000
3,000
2,000
1,000
0
95 96 97 98 99 00 01 02 03 04

$ TOTAL ASSETS
($ in millions)



6,000
5,000
4,000
3,000
2,000
1,000
0
95 96 97 98 99 00 01 02 03 04

$ STOCKHOLDERS' EQUITY
($ in millions)



2,500
2,000
1,500
1,000
500
0
95 96 97 98 99 00 01 02 03 04

COMMON STOCK MARKET PRICES AND DIVIDENDS

The Company's common stock trades on the New York Stock Exchange (ticker symbol FAF). The approximate number of record holders of common stock on March 4, 2005, was 3,485.

High and low stock prices and dividends declared for the last two years were as follows:

	2004		2003	
Quarter Ended	**High-low range**	**Cash dividends**	High-low range	Cash dividends
March 31	**$32.01–$29.49**	**$.15**	$24.73–$21.72	$.10
June 30	**$31.30–$24.60**	**$.15**	$27.85–$24.67	$.10
September 30	**$30.83–$25.04**	**$.15**	$27.25–$23.36	$.15
December 31	**$35.14–$29.82**	**$.15**	$30.64–$25.38	$.15

While the Company expects to continue its policy of paying regular quarterly cash dividends, future dividends will be dependent on future earnings, financial condition and capital requirements. The payment of dividends is subject to the restrictions described in Note 2 to the consolidated financial statements.

QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share amounts)	Quarter Ended March 31	June 30	September 30	December 31
2004				
Revenues	**$1,473,771**	**$1,724,053**	**$1,721,485**	**$1,803,017**
Income before income taxes and minority interests	**$ 111,130**	**$ 219,191**	**$ 202,005**	**$ 144,958**
Net income	**$ 54,956**	**$ 116,526**	**$ 107,215**	**$ 70,402**
Net income per share:				
Basic	**$ .69**	**$ 1.32**	**$ 1.21**	**$ .78**
Diluted	**$ .62**	**$ 1.27**	**$ 1.17**	**$ .76**
2003				
Revenues	$ 1,341,975	$ 1,542,931	$ 1,716,742	$ 1,612,066
Income before income taxes and minority interests	$ 163,493	$ 239,753	$ 260,759	$ 174,717
Net income	$ 87,580	$ 127,476	$ 141,847	$ 94,119
Net income per share:				
Basic	$ 1.18	$ 1.67	$ 1.83	$ 1.20
Diluted	$ 1.05	$ 1.47	$ 1.62	$ 1.07
2002				
Revenues	$1,042,202	$1,091,530	$1,196,086	$1,374,391
Income before income taxes and minority interests	$ 88,559	$ 80,054	$ 129,022	$ 152,272
Net income	$ 44,075	$ 40,121	$ 67,359	$ 82,812
Net income per share:				
Basic	$ .63	$ .56	$ .94	$ 1.13
Diluted	$ .57	$ .51	$ .84	$ 1.01

The Company's real estate-related segments are cyclical in nature, with the spring and summer months historically being the strongest. However, interest rate adjustments by the Federal Reserve Board, as well as other economic factors, can cause unusual fluctuations in the Company's quarterly operating results. See Management's Discussion and Analysis on pages 14 through 21 for further discussion of the Company's results of operations.

QUARTERLY STOCK PRICES
(high and low range)


$
35
30
25
20
15
10
5
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
03 03 03 03 04 04 04 04

CONSOLIDATED BALANCE SHEETS

(in thousands)	December 31 2004	2003
Assets		
Cash and cash equivalents	**$1,336,643**	$1,167,799
Accounts and accrued income receivable, less allowances ($62,730 and $55,112)	**438,365**	347,035
Income taxes receivable	**34,074**	–
Investments:		
Deposits with savings and loan associations and banks	**94,445**	57,945
Debt securities	**705,674**	543,997
Equity securities	**46,190**	45,758
Other long-term investments	**305,571**	233,794
	1,151,880	881,494
Loans receivable, net	**101,341**	105,228
Property and equipment, net	**593,401**	478,016
Title plants and other indexes	**497,430**	426,086
Deferred income taxes	**39,886**	141,622
Goodwill, net	**1,605,879**	1,253,080
Other assets	**409,466**	339,542
	$6,208,365	$5,139,902

$

(in thousands)	December 31 2004	2003
Liabilities and Stockholders' Equity		
Demand deposits	**$ 399,429**	$ 324,371
Accounts payable and accrued liabilities:		
Accounts payable	**128,214**	72,315
Salaries and other personnel costs	**228,393**	227,193
Pension costs and other retirement plans	**237,827**	218,249
Other	**289,327**	301,258
	883,761	819,015
Deferred revenue	**729,537**	719,503
Reserve for known and incurred but not reported claims	**526,516**	435,852
Income taxes payable	**-**	4,017
Notes and contracts payable	**732,770**	553,888
Deferrable interest subordinated notes	**100,000**	100,000
Minority interests in consolidated subsidiaries	**372,788**	303,736
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $1 par value		
Authorized — 500 shares; Outstanding — None		
Common stock, $1 par value		
Authorized — 180,000 shares		
Outstanding — 90,058 and 78,826 shares	**90,058**	78,826
Additional paid-in capital	**757,931**	463,610
Retained earnings	**1,696,636**	1,399,940
Accumulated other comprehensive loss	**(81,061)**	(62,856)
Total stockholders' equity	**2,463,564**	1,879,520
	$6,208,365	$5,139,902

See notes to consolidated financial statements.

$ CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year Ended December 31		
(in thousands, except per share amounts)	**2004**	2003	2002
Revenues:			
Operating revenues	**$6,570,746**	$6,032,643	$4,591,541
Investment and other income	**141,796**	145,354	131,560
Net realized investment gains (losses)	**9,784**	35,717	(18,892)
	6,722,326	6,213,714	4,704,209
Expenses:			
Salaries and other personnel costs	**2,111,215**	1,799,553	1,523,195
Premiums retained by agents	**1,869,536**	1,729,104	1,292,297
Other operating expenses	**1,488,937**	1,319,875	1,049,125
Provision for title losses and other claims	**349,618**	324,404	224,589
Depreciation and amortization	**128,978**	114,424	96,829
Premium taxes	**52,935**	51,535	34,658
Interest	**43,823**	36,097	33,609
	6,045,042	5,374,992	4,254,302
Income before income taxes and minority interests	**677,284**	838,722	449,907
Income taxes	**243,200**	292,000	149,900
Income before minority interests	**434,084**	546,722	300,007
Minority interests	**84,985**	95,700	65,640
Net income	**349,099**	451,022	234,367
Other comprehensive income (loss), net of tax:			
Unrealized gain (loss) on securities	**997**	3,831	(1,199)
Minimum pension liability adjustment	**(19,202)**	(10,228)	(41,644)
	(18,205)	(6,397)	(42,843)
Comprehensive income	**$ 330,894**	$ 444,625	$ 191,524
Net income per share:			
Basic	**$ 4.04**	$ 5.89	$ 3.27
Diluted	**$ 3.83**	$ 5.22	$ 2.92
Weighted-average common shares outstanding:			
Basic	**86,430**	76,632	71,594
Diluted	**91,895**	87,765	82,580

See notes to consolidated financial statements.

$ CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)	Shares	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance at December 31, 2001	68,694	$ 68,694	$ 271,403	$ 777,971	$ (13,616)	$ 1,104,452
Net income for 2002	–	–	–	234,367	–	234,367
Cash dividends on common shares	–	–	–	(24,570)	–	(24,570)
Shares issued in connection with company acquisitions	3,094	3,094	58,257	–	–	61,351
Shares issued in connection with option, benefit and savings plans	1,848	1,848	29,984	–	–	31,832
Other comprehensive loss	–	–	–	–	(42,843)	(42,843)
Balance at December 31, 2002	73,636	73,636	359,644	987,768	(56,459)	1,364,589
Net income for 2003	–	–	–	451,022	–	451,022
Cash dividends on common shares	–	–	–	(38,850)	–	(38,850)
Shares issued in connection with company acquisitions	1,067	1,067	27,413	–	–	28,480
Shares issued in connection with option, benefit and savings plans	4,123	4,123	76,553	–	–	80,676
Other comprehensive loss	–	–	–	–	(6,397)	(6,397)
Balance at December 31, 2003	78,826	78,826	463,610	1,399,940	(62,856)	1,879,520
Net income for 2004	**–**	**–**	**–**	**349,099**	**–**	**349,099**
Cash dividends on common shares	**–**	**–**	**–**	**(52,403)**	**–**	**(52,403)**
Purchase of Company shares	**(1,465)**	**(1,465)**	**(37,499)**	**–**	**–**	**(38,964)**
Conversion of debt	**7,458**	**7,458**	**198,270**	**–**	**–**	**205,728**
Shares issued in connection with company acquisitions	**1,648**	**1,648**	**45,314**	**–**	**–**	**46,962**
Shares issued in connection with option, benefit and savings plans	**3,591**	**3,591**	**88,236**	**–**	**–**	**91,827**
Other comprehensive loss	**–**	**–**	**–**	**–**	**(18,205)**	**(18,205)**
Balance at December 31, 2004	**90,058**	**$90,058**	**$757,931**	**$1,696,636**	**$(81,061)**	**$2,463,564**

See notes to consolidated financial statements.

$ CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended December 31 2004	2003	2002
Cash flows from operating activities:			
Net income	**$ 349,099**	$ 451,022	$234,367
Adjustments to reconcile net income to cash provided by operating activities:			
Provision for title losses and other claims	**349,618**	324,404	224,589
Depreciation and amortization	**128,978**	114,424	96,829
Minority interests in net income	**84,985**	95,700	65,640
Realized investment (gains) losses	**(9,784)**	(35,717)	18,892
Other, net	**(53,455)**	(59,789)	(43,337)
Changes in assets and liabilities excluding effects of company acquisitions and noncash transactions:			
Claims paid, including assets acquired, net of recoveries	**(268,025)**	(269,468)	(193,105)
Net change in income tax accounts	**81,652**	(4,975)	(8,376)
Increase in accounts and accrued income receivable	**(62,533)**	(17,443)	(17,223)
Increase in accounts payable and accrued liabilities	**20,373**	161,140	95,531
Increase in deferred revenue	**5,613**	129,507	66,047
Other, net	**52,333**	(58,685)	753
Cash provided by operating activities	**678,854**	830,120	540,607
Cash flows from investing activities:			
Net cash effect of company acquisitions/dispositions	**(329,652)**	(499,038)	(51,450)
Net increase in deposits with banks	**(14,668)**	(13,768)	(11,905)
Purchases of debt and equity securities	**(354,350)**	(388,165)	(320,978)
Proceeds from sales of debt and equity securities	**97,414**	232,941	116,701
Proceeds from maturities of debt securities	**101,425**	52,857	127,187
Net decrease in other long-term investments	**8,611**	42,110	24,859
Net decrease (increase) in loans receivable	**3,887**	2,934	(3,898)
Capital expenditures	**(201,803)**	(98,963)	(94,672)
Purchases of capitalized data	**(19,485)**	(19,866)	(17,745)
Proceeds from sale of property and equipment	**7,741**	3,373	3,661
Cash used for investing activities	**(700,880)**	(685,585)	(228,240)
Cash flows from financing activities:			
Net change in demand deposits	**75,020**	67,658	25,042
Proceeds from issuance of notes and capital lease	**325,933**	177,117	9,919
Repayment of debt	**(107,180)**	(152,722)	(40,414)
Purchase of Company shares	**(38,964)**	–	–
Proceeds from exercise of stock options	**27,509**	26,500	8,401
Proceeds from issuance of stock to employee benefit plans	**6,993**	5,989	4,433
Contributions from minority shareholders	**12,100**	58,000	–
Distributions to minority shareholders	**(58,138)**	(72,882)	(43,903)
Cash dividends	**(52,403)**	(34,008)	(24,570)
Cash provided by (used for) financing activities	**190,870**	75,652	(61,092)
Net increase in cash and cash equivalents	**168,844**	220,187	251,275
Cash and cash equivalents — Beginning of year	**1,167,799**	947,612	696,337
Cash and cash equivalents — End of year	**$1,336,643**	$1,167,799	$947,612
Supplemental information:			
Cash paid during the year for:			
Interest	**$ 41,679**	$ 36,276	$ 33,281
Premium taxes	**$ 59,335**	$ 46,723	$ 30,655
Income taxes	**$ 170,811**	$ 296,227	$157,528
Noncash investing and financing activities:			
Shares issued for benefits plans	**$ 57,325**	$ 48,187	$ 18,998
Shares issued in repayment of convertible debt	**$ 205,728**	–	–
Company acquisitions in exchange for common stock	**$ 46,962**	$ 28,480	$ 61,351
Liabilities in connection with company acquisitions	**$ 202,084**	$ 330,599	$ 55,761

See notes to consolidated financial statements.

$ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

DESCRIPTION OF THE COMPANY:

The First American Corporation (the Company), through its subsidiaries, is engaged in the business of providing business information and related products and services. The Company has six reporting segments that fall within two primary business groups, Financial Services and Information Technology. The Financial Services group includes the Company's title insurance and services segment and its specialty insurance segment. The title insurance and services segment issues residential and commercial title insurance policies, provides escrow services, equity loan services tax-deferred exchanges, investment advisory, trust and thrift services and other related products and services. The specialty insurance segment issues property and casualty insurance policies and provides home warranties. The Information Technology group includes the Company's mortgage information, property information, credit information and screening information segments. The mortgage information segment provides tax monitoring, flood zone certification, default management services and other real estate-related services. The property information segment provides property database services and appraisal services. The credit information segment provides mortgage credit and specialized credit reporting services. The screening information segment provides resident screening, employment screening, substance abuse management and testing, consumer direct location services and motor vehicle reporting and other related services.

SIGNIFICANT ACCOUNTING POLICIES:

Principles of consolidation

The consolidated financial statements include the accounts of The First American Corporation and all controlled subsidiaries. All significant intercompany transactions and balances have been eliminated. In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). This interpretation requires the consolidation of variable interest entities (VIEs) created or acquired if certain conditions are met. During December 2003, the FASB issued FIN 46 revised (FIN 46R) to defer the implementation date for pre-existing VIEs that are not special purpose entities until the end of the first interim or annual period ending after December 15, 2003. For VIEs that are not special purpose entities, companies must apply FIN 46R no later than the end of the first reporting period ending after March 15, 2004. The adoption of FIN 46 as revised by FIN 46R did not have a material impact on the Company's financial condition or results of operations.

Certain 2002 and 2003 amounts have been reclassified to conform to the 2004 presentation.

Cash equivalents

The Company considers cash equivalents to be all short-term investments that have an initial maturity of 90 days or less and are not restricted for statutory deposit or premium reserve requirements. The carrying amount for cash equivalents is a reasonable estimate of fair value due to the short-term maturity of these investments.

Investments

Deposits with savings and loan associations and banks are short-term investments with initial maturities of more than 90 days. The carrying amount of these investments is a reasonable estimate of fair value due to their short-term nature.

Debt securities are carried at fair value and consist primarily of investments in obligations of the United States Treasury, various corporations, certain state and political subdivisions and mortgage-backed securities.

Equity securities are carried at fair value and consist primarily of investments in marketable common stocks of corporate entities.

Other long-term investments consist primarily of investments in affiliates, which are accounted for under the equity method of accounting, and notes receivable and other investments, which are carried at the lower of cost or fair value less costs to sell.

The Company classifies its debt and equity securities portfolio as available-for-sale. This portfolio is continually monitored for differences between the cost and estimated fair value of each security. If the Company believes that a decline in the value of a debt or equity security is temporary in nature, it records the decline as an unrealized loss in stockholders' equity. If the decline is believed to be other than temporary, the debt or equity security is written down to the carrying value and a realized loss is recorded on the Company's statement of income. Management's assessment of a decline in value includes, among other things, its current judgment as to the financial position and future prospects of the entity that issued the security. If that judgment changes in the future, the Company may ultimately record a realized loss after having initially concluded that the decline in value was temporary.

Property and equipment

Property and equipment includes computer software acquired or developed for internal use and for use with the Company's products. Software development costs, which include capitalized interest costs and certain payroll-related costs of employees directly associated with developing software, in addition to incremental payments to third parties, are capitalized from the time technological feasibility is established until the software is ready for use.

Depreciation on buildings and on furniture and equipment is computed using the straight-line method over estimated useful lives of 25 to 40 and 3 to 10 years, respectively. Capitalized software costs are amortized using the straight-line method over estimated useful lives of 3 to 10 years.

Title plants and other indexes

Title plants and other indexes include the Company's title plants, flood zone databases and capitalized real estate data. Title plants and flood zone databases are carried at original cost, with the costs of daily maintenance (updating) charged to expense as incurred. Because properly maintained title plants and flood zone databases have indefinite lives and do not diminish in value with the passage of time, no provision has been made for depreciation or amortization. Capitalized real estate data, which is primarily used by the Company's property information segment, is amortized using the straight-line method over estimated useful lives of 5 to 15 years. The Company continually analyzes its title plant and other indexes for impairment. This analysis includes, but is not limited to, the effects of obsolescence, duplication, demand and other economic factors.

Assets acquired in connection with claim settlements

In connection with settlement of title insurance and other claims, the Company sometimes purchases mortgages, deeds of trust, real property or judgment liens. These assets, sometimes referred to as "salvage assets," are carried at the lower of cost or fair value, less costs to sell, and are included in "Other assets" in the Company's consolidated balance sheets. The balance for these assets was $40.1 million and $42.7 million at December 31, 2004 and 2003, respectively.

Goodwill

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). This statement addresses financial accounting and reporting for goodwill and other intangible assets. In accordance with the provisions of SFAS 142, goodwill is no longer amortized but is rather tested at least annually for impairment. The Company has selected September 30 as the annual valuation date to test goodwill for impairment.

Impairment of long-lived assets and loans receivable

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" (SFAS 144). This standard requires that the Company test long-lived assets for impairment whenever there are recognized events or changes in circumstances that could affect the carrying value of the long-lived assets. In accordance with SFAS 144, management uses estimated expected future cash flows (undiscounted and excluding interest costs) to measure the recoverability of long-lived assets held and used. As of December 31, 2004 and 2003, no indications of impairment were identified. SFAS 144 also requires that long-lived assets classified as held for sale be carried at the lower of cost or market as of the date the criteria established by SFAS 144 have been met. As of December 31, 2004 and 2003, no long-lived assets were classified as held for sale.

Loans receivable are impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans receivable are measured at the present value of expected future cash flows discounted at the loan's effective interest rate. As a practical expedient, the loan may be valued based on its observable market price or the fair value of the collateral, if the loan is collateral-dependent. No indications of impairment of loans receivable were identified during the three-year period ended December 31, 2004.

Reserve for known and incurred but not reported claims

The Company provides for estimated title insurance losses by a charge to expense when the related premium revenue is recognized. The amount charged to expense (the loss rate), as well as the adequacy of the ending reserves, is determined by the Company based on historical experience and other factors, including, but not limited to, changes and trends in the type of title insurance policies issued, the real estate market and the interest rate environment. Management monitors the adequacy of the estimated loss reserves on a quarterly basis using a variety of techniques, including actuarial models, and adjusts the loss rate as necessary. Title insurance losses and other claims associated with ceded reinsurance are provided for as the Company remains contingently liable in the event that the reinsurer does not satisfy its obligations.

The Company provides for property and casualty insurance losses based upon its historical experience by a charge to expense when the related premium revenue is recognized.

The Company provides for claims losses relating to its home warranty business based on the average cost per claim as applied to the total of new claims incurred. The average cost per home warranty claim is calculated using the average of the most recent 12 months of claims experience.

The reserve for known and incurred but not reported claims reflects management's best estimate of the total costs required to settle all claims reported to the Company and claims incurred but not reported.

Operating revenues

Financial Services Group — Title premiums on policies issued directly by the Company are recognized on the effective date of the title policy and escrow fees are recorded upon close of the escrow. Revenues from title policies issued by independent agents are recorded when notice of issuance is received from the agent.

Revenues from home warranty contracts are recognized ratably over the 12-month duration of the contracts. Revenues from property and casualty insurance policies are recognized ratably over the 12-month duration of the policies.

Interest on loans with the Company's thrift subsidiary is recognized on the outstanding principal balance on the accrual basis. Loan origination fees and related direct loan origination costs are deferred and recognized over the life of the loan. Revenues earned by the other products in the trust and banking operations of the Company are recognized at the time of delivery, as the Company has no significant ongoing obligation after delivery.

Information Technology Group — The Company's tax service division defers the tax service fee and recognizes that fee as revenue ratably over the expected service period. The amortization rates applied to recognize the revenues assume a 10-year contract life and are adjusted to reflect prepayments. The Company reviews its tax service contract portfolio quarterly to determine if there have been changes in contract lives and/or changes in the number and/or timing of prepayments. Accordingly, the Company may adjust the rates to reflect current trends. Revenues earned by the other products in the Information Technology group are recognized at the time of delivery, as the Company has no significant ongoing obligation after delivery.

Premium taxes

Title insurance, property and casualty insurance and home warranty companies, like other types of insurers, are generally not subject to state income or franchise taxes. However, in lieu thereof, most states impose a tax based primarily on insurance premiums written. This premium tax is reported as a separate line item in the consolidated statements of income in order to provide a more meaningful disclosure of the taxation of the Company.

Income taxes

Taxes are based on income for financial reporting purposes and include deferred taxes applicable to temporary differences between the financial statement carrying amount and the tax basis of certain of the Company's assets and liabilities.

Earnings per share

Basic earnings per share are computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding. The computation of diluted earnings per share is similar to the computation of basic earnings per share, except that net income is increased by the effect of interest expense, net of tax, on the Company's convertible debt; and the weighted-average number of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if dilutive stock options had been exercised and the debt had been converted.

Risk of real estate market

Real estate activity is cyclical in nature and is affected greatly by the cost and availability of long-term mortgage funds. Real estate activity and, in turn, the majority of the Company's revenues can be adversely affected during periods of high interest rates and/or limited money supply.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the statements. Actual results could differ from the estimates and assumptions used.

Escrow and trust deposits

The Company administers escrow and trust deposits as a service to its customers. Escrow deposits totaled $4.8 billion and $4.5 billion at December 31, 2004 and 2003, respectively, of which $337.4 million and $247.8 million were held at the Company's trust and thrift division. The escrow deposits held at the Company's trust and thrift division are included in the accompanying consolidated balance sheets, with $43.3 million and $54.3 million included in cash and cash equivalents and $294.1 million and $193.5 million included in debt securities at December 31, 2004 and 2003, respectively. The remaining escrow deposits were held at third-party financial institutions. Trust deposits totaled $2.9 billion and $2.3 billion at December 31, 2004 and 2003, respectively, and were held at the Company's trust division. Escrow deposits held at third-party financial institutions and trust deposits are not considered assets of the Company and, therefore, are not included in the accompanying consolidated balance sheets. However, the Company remains contingently liable for the disposition of these assets.

Like-kind exchanges

In addition, the Company facilitates tax-deferred property exchanges pursuant to Section 1031 of the Internal Revenue Code and tax-deferred reverse exchanges pursuant to Revenue Procedure 2000-37. As a facilitator and intermediary, the Company holds the proceeds from sales transactions and takes temporary title to property identified by the customer to be acquired with such proceeds. Upon the completion of such exchange the identified property is transferred to the customer or, if the exchange does not take place, an amount equal to the sales proceeds or, in the case of a reverse exchange, title to the property held by the Company is transferred to the customer. Like-kind exchange funds held by the Company for the purpose of completing such transactions totaled $1.9 billion and $1.1 billion at December 31, 2004 and 2003, respectively. Though the Company is the legal and beneficial owner of such proceeds and property, due to the structure utilized to facilitate these transactions the proceeds and property are not considered assets of the Company for accounting purposes and, therefore, are not included in the accompanying consolidated balance sheets. The Company remains contingently liable to the customer for the transfers of property, disbursements of proceeds and a return on the proceeds.

NOTE 2

STATUTORY RESTRICTIONS ON INVESTMENTS AND STOCKHOLDERS' EQUITY:

Investments carried at $60.8 million were on deposit with state treasurers in accordance with statutory requirements for the protection of policyholders at December 31, 2004.

Pursuant to insurance and other regulations of the various states in which the Company's insurance subsidiaries operate, the amount of dividends, loans and advances available to the Company is limited, principally for the protection of policyholders. Under such statutory regulations, the maximum amount of dividends, loans and advances available to the Company from its insurance subsidiaries in 2005 is $210.2 million.

The Company's title insurance subsidiary, First American Title Insurance Company, maintained statutory capital and surplus of $746.0 million and $746.6 million at December 31, 2004 and 2003, respectively. Statutory net income for the years ended December 31, 2004, 2003 and 2002, was $130.5 million, $229.9 million and $132.0 million, respectively.

The escrow deposits held by the Company's trust operations are restricted in use in accordance with regulations of the Office of Thrift Supervision.

NOTE 3

DEBT AND EQUITY SECURITIES:

The amortized cost and estimated fair value of investments in debt securities are as follows:

(in thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
December 31, 2004				
U.S. Treasury securities	**$112,197**	**$ 1,442**	**$ (243)**	**$113,396**
Corporate securities	**160,174**	**5,593**	**(302)**	**165,465**
Obligations of states and political subdivisions	**93,740**	**2,797**	**(99)**	**96,438**
Mortgage-backed securities	**330,492**	**150**	**(267)**	**330,375**
	$696,603	**$ 9,982**	**$ (911)**	**$705,674**
December 31, 2003				
U.S. Treasury securities	$ 106,064	$ 2,399	$ (120)	$ 108,343
Corporate securities	136,574	7,464	(287)	143,751
Obligations of states and political subdivisions	79,726	3,713	(200)	83,239
Mortgage-backed securities	208,888	633	(857)	208,664
	$ 531,252	$14,209	$(1,464)	$ 543,997

The amortized cost and estimated fair value of debt securities at December 31, 2004, by contractual maturities, are as follows:

(in thousands)	Amortized cost	Estimated fair value
Due in one year or less	$ 49,370	$ 49,776
Due after one year through five years	169,658	174,310
Due after five years through ten years	125,902	128,206
Due after ten years	21,181	23,007
	366,111	375,299
Mortgage-backed securities	330,492	330,375
	$696,603	$705,674

The cost and estimated fair value of investments in equity securities are as follows:

(in thousands)	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
December 31, 2004				
Preferred stock:				
Other	**$ 2,554**	**$ 143**	**$ (217)**	**$ 2,480**
Common stocks:				
Corporate securities	**47,263**	**4,953**	**(8,649)**	**43,567**
Other	**80**	**68**	**(5)**	**143**
	$49,897	**$5,164**	**$(8,871)**	**$46,190**
December 31, 2003				
Preferred stock:				
Other	$ 2,925	$ 312	$ (1)	$ 3,236
Common stocks:				
Corporate securities	46,625	4,707	(8,914)	42,418
Other	81	34	(11)	104
	$49,631	$5,053	$ (8,926)	$45,758

The fair value of debt and equity securities was estimated using quoted market prices. Sales of debt and equity securities resulted in realized gains of $2.9 million, $7.0 million and $2.2 million; and realized losses of $0.6 million, $3.1 million and $4.8 million for the years ended December 31, 2004, 2003 and 2002, respectively.

In accordance with the enhanced disclosure provisions of Emerging Issues Task Force Issue No. 03-1, "The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments," the Company, at December 31, 2004, had gross unrealized losses of $0.9 million from debt securities that had been in an unrealized loss position for less than 12 months. The fair value of those debt securities that had been in an unrealized loss position for less than 12 months is $99.3 million. At December 31, 2004, the Company had gross unrealized losses of $8.7 million from equity securities that had been in an unrealized loss position for 12 months or greater. The fair value of those equity securities that had been in an unrealized loss position for 12 months or greater was $17.6 million. Management has determined that the unrealized losses from debt and equity securities at December 31, 2004, are temporary in nature. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been below cost, the financial condition and near-term prospects of the issuer, and our ability and intent to hold the investment for a period of time sufficient to allow for anticipated recovery.

NOTE 4

LOANS RECEIVABLE:

Loans receivable are summarized as follows:

(in thousands)	December 31 2004	2003
Real estate — mortgage	**$105,454**	$109,340
Other	**7**	8
	105,461	109,348
Allowance for loan losses	**(1,350)**	(1,290)
Participations sold	**(2,516)**	(2,588)
Deferred loan fees, net	**(254)**	(242)
	$101,341	$105,228

Real estate loans are collateralized by properties located primarily in Southern California. The average yield on the Company's loan portfolio was 7.0% and 8.0% for the years ended December 31, 2004 and 2003, respectively. Average yields are affected by prepayment penalties recorded as income, loan fees amortized to income and the market interest rates charged by thrift and loan institutions.

The fair value of loans receivable was $101.4 million and $105.3 million at December 31, 2004 and 2003, respectively, and was estimated based on the discounted value of the future cash flows using the current rates being offered for loans with similar terms to borrowers of similar credit quality.

The allowance for loan losses is maintained at a level that is considered appropriate by management to provide for known risks in the portfolio.

The aggregate annual maturities for loans receivable in each of the five years after December 31, 2004, are as follows:

(in thousands) Year	
2005	$ 3
2006	$ –
2007	$ 4
2008	$ 473
2009	$1,815

NOTE 5

PROPERTY AND EQUIPMENT:

Property and equipment consists of the following:

(in thousands)	December 31 2004	2003
Land	**$ 45,742**	$ 43,327
Buildings	**241,432**	187,167
Furniture and equipment	**369,038**	286,337
Capitalized software	**442,462**	364,658
	1,098,674	881,489
Accumulated depreciation and amortization	**(505,273)**	(403,473)
	$ 593,401	$478,016

In December 2004, the Company entered into a sale-leaseback transaction for certain equipment and capitalized software. This transaction, which totaled $122.0 million, was accounted for as a capital lease. The assets and related obligation have been included in the accompanying consolidated financial statements.

NOTE 6

GOODWILL AND OTHER INTANGIBLE ASSETS:

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). This statement addresses financial accounting and reporting for goodwill and other intangibles and superceded Accounting Principles Board Opinions No. 17, "Intangible Assets." SFAS 142 addresses how goodwill and other intangible assets should be accounted for in the financial statements. Pursuant to SFAS 142, the Company's goodwill and intangible assets that have indefinite lives will not be amortized but rather will be tested at least annually for impairment. SFAS 142 requires that goodwill and other intangible assets be allocated to various reporting units that are either operating segments or one reporting unit below the operating segment. The Company's reporting units, for purposes of applying the provisions of SFAS 142, are title insurance, home warranty, property and casualty insurance, trust and other services, mortgage origination products and services, mortgage servicing products and services, property information services, conventional credit information, subprime credit information, pre-employment and drug screening, resident screening and risk mitigation.

The SFAS 142 impairment testing process includes two phases. The first phase (Test 1) compares the fair value of each reporting unit to its book value. The fair value of each reporting unit is determined by using discounted cash flow analysis, market approach valuations and third-party valuation advisors. If the fair value of the reporting unit exceeds its book value, the goodwill is not considered impaired and no additional analysis is required. However, if the book value is greater than the fair value, a second test (Test 2) must be completed to determine if the fair value of the goodwill exceeds the book value. The fair value of the goodwill is determined by discounted cash flow analysis and appraised values. If the fair value is less than the book value, an impairment is considered to exist.

The Company has determined that its flood zone certification database, which is included in "Title plants and other indexes," is an intangible asset with an indefinite life. Accordingly, this asset is not amortized but rather tested annually for impairment by comparing the fair value of the database with its carrying value. In addition, the Company had $154.0 million of intangible assets included in "Other assets" at December 31, 2004, with definite lives ranging from three to ten years. These assets, comprised primarily of customer lists and noncompete agreements, are being amortized in a manner consistent with periods prior to the adoption of SFAS 142.

In accordance with the provisions of SFAS 142, the Company completed the required annual impairment tests of goodwill and intangible assets with indefinite lives for the years ended December 31, 2004 and 2003, and determined that there was no impairment of value.

A reconciliation of the changes in the carrying amount of net goodwill, by operating segment, as of December 31, 2004, is as follows:

(in thousands)	Balance as of January 1, 2004	Acquired during the year	Post acquisition adjustments	Balance as of December 31, 2004
Financial Services:				
Title Insurance	$ 260,152	$115,545	$1,239	**$ 376,936**
Specialty Insurance	19,794	–	–	**19,794**
Information Technology:				
Mortgage Information	545,612	32,125	5,985	**583,722**
Property Information	150,399	96,840	199	**247,438**
Credit Information	72,450	–	–	**72,450**
Screening Information	204,673	99,863	1,003	**305,539**
	$1,253,080	$344,373	$8,426	**$1,605,879**

NOTE 7

DEMAND DEPOSITS:

Escrow, passbook and investment certificate accounts are summarized as follows:

(in thousands, except percentages)	December 31 2004	2003
Escrow accounts:		
Interest bearing	$159,776	$ 92,596
Non-interest bearing	177,623	155,195
	337,399	247,791
Passbook accounts	18,126	19,784
Certificate accounts:		
Less than one year	23,819	35,473
One to five years	20,085	21,323
	43,904	56,796
	$399,429	$324,371
Annualized interest rates:		
Escrow deposits	1%	1%
Passbook accounts	2%	2%
Certificate accounts	2%–7%	2%–7%

The carrying value of escrow and passbook accounts approximates fair value due to the short-term nature of this liability. The fair value of investment certificate accounts was $44.1 million and $57.1 million at December 31, 2004 and 2003, respectively, and was estimated based on the discounted value of future cash flows using a discount rate approximating current market for similar liabilities.

NOTE 8

RESERVE FOR KNOWN AND INCURRED BUT NOT REPORTED CLAIMS:

Activity in the reserve for known and incurred but not reported claims is summarized as follows:

(in thousands)	December 31 2004	2003	2002
Balance at beginning of year	$435,852	$360,305	$314,777
Provision related to:			
Current year	348,806	324,406	224,058
Prior years	812	(2)	531
	349,618	324,404	224,589
Payments related to:			
Current year	162,729	151,590	97,729
Prior years	105,559	117,896	79,888
	268,288	269,486	177,617
Other	9,334	20,629	(1,444)
Balance at end of year	$526,516	$435,852	$360,305

"Other" primarily represents reclassifications to the reserve for assets acquired in connection with claim settlements and purchase accounting adjustments related to company acquisitions. Included in "Other" for 2003 was a $16.0 million purchase accounting adjustment related to the acquisition of Transamerica Finance Corporation's tax monitoring and flood zone certification businesses. Claims activity associated with reinsurance is not material and, therefore, not presented separately. Current year payments include $143.1 million, $133.3 million and $79.8 million in 2004, 2003 and 2002, respectively, that relate to the Company's non-title insurance operations.

NOTE 9

NOTES AND CONTRACTS PAYABLE:

(in thousands)	December 31 2004	2003
4.5% senior convertible debentures, due April 2008	$ –	$210,000
5.7% senior debentures, due August 2014	149,598	–
7.55% senior debentures, due April 2028	99,572	99,558
Trust deed notes with maturities through 2023, collateralized by land and buildings with a net book value of $75,631, weighted-average interest rate of 5.5%	64,771	62,360
Other notes and contracts payable with maturities through 2013, weighted-average interest rate of 5.9%	296,829	181,970
Capital lease obligation	122,000	–
	$732,770	$553,888

In December 2004, the Company entered into a sale-leaseback transaction for certain equipment and capitalized software. The transaction totaled $122.0 million and was accounted for as a capital lease. The capital lease bears interest at a rate of 5.7% and has a base term of two years with three, one-year renewal options. The assets and related obligation have been included in the accompanying consolidated financial statements.

In July 2004, the Company sold unsecured debt securities in the aggregate principal amount of $150.0 million. These securities, which bear interest at a fixed rate of 5.7%, are due August 2014.

In April 2004, the Company redeemed for cash $1.2 million of the $210.0 million aggregate principal outstanding on its 4.5% Senior Convertible Debentures Due 2008. Prior to the redemption date, holders had converted an aggregate principal amount of $208.8 million of debentures into 7,457,938 common shares of the Company at the fixed conversion price of $28 per share.

In October 2003, the Company obtained a $55.0 million loan collateralized by its corporate headquarters. This loan, which bears interest at the rate of 5.26%, will be repaid over a 20-year period and requires the Company to maintain certain minimum levels of capital and earnings.

The Company has also issued debt that is convertible into shares of its common stock to finance certain acquisitions. This debt, which is included in "Other notes and contracts payable," is convertible at the option of each note holder at a conversion price of $30 per share. The balance of this convertible debt was $20.4 million and $24.5 million at December 31, 2004 and 2003, respectively.

In August 2004, the Company entered into a credit agreement that provides for a $500.0 million unsecured line of credit. This agreement supersedes the Company's prior credit agreement that was scheduled to expire in July 2005. Under the terms of the credit agreement, the Company is required to maintain certain minimum levels of capital and earnings and meet predetermined debt-to-capitalization ratios. The line of credit remains in effect until August 2009 and was unused at December 31, 2004. The Company's publicly traded subsidiary, First Advantage Corporation, has two bank credit agreements. The first agreement provides for a $20.0 million collateralized line of credit. Under the terms of that credit agreement, First Advantage Corporation is required to satisfy certain financial requirements. The line of credit remains in effect until July 2006 and had a balance due of $12.5 million and $9.0 million at December 31, 2004 and 2003, respectively. The second credit agreement entered into in March 2004 provides for a $25.0 million unsecured line of credit. This credit agreement matures in March 2007 and had a balance due of $25.0 million at December 31, 2004.

The aggregate annual maturities for notes and contracts payable and capital leases in each of the five years after December 31, 2004, are as follows:

(in thousands)	Notes payable	Capital lease
Year		
2005	$ 82,196	$22,375
2006	$105,424	$23,674
2007	$ 89,263	$25,048
2008	$ 35,277	$50,093
2009	$ 15,120	–

The fair value of notes and contracts payable was $742.5 million and $564.5 million at December 31, 2004 and 2003, respectively, and was estimated based on the current rates offered to the Company for debt of the same remaining maturities. The weighted-average interest rate for the Company's notes and contracts payable was 5.7% and 5.5% at December 31, 2004 and 2003, respectively.

NOTE 10

DEFERRABLE INTEREST SUBORDINATED NOTES:

On April 22, 1997, the Company issued and sold $100.0 million of 8.5% trust preferred securities, due in 2012, through its wholly owned subsidiary, First American Capital Trust. In connection with the subsidiary's issuance of the preferred securities, the Company issued to the subsidiary trust 8.5% subordinated interest notes due in 2012. The sole assets of the subsidiary are and will be the subordinated interest notes. The Company's obligations under the subordinated interest notes and related agreements, taken together, constitute a full and unconditional guarantee by the Company of the subsidiary's obligations under the preferred securities. Distributions payable on the securities are included as interest expense in the Company's consolidated income statements.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement was effective for interim periods beginning after June 15, 2003, and establishes standards regarding the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The implementation of this statement required the Company to reclassify its "Mandatorily redeemable preferred securities" as debt. As a result of the change in classification, the Company's debt-to-total-capitalization ratio increased. This change has not had any other impact on the Company's financial condition or results of operations.

The fair value of the Company's mandatorily redeemable preferred securities was $100.0 million at December 31, 2004 and 2003, and was estimated based on the current rates offered to the Company for debt of the same type and remaining maturity.

NOTE 11

INVESTMENT AND OTHER INCOME:

The components of investment and other income are as follows:

(in thousands)	2004	2003	2002
Interest:			
Cash equivalents and deposits with savings and loan associations and banks	$ 12,034	$ 10,109	$ 8,285
Debt securities	29,006	23,930	21,469
Other long-term investments	9,153	2,877	5,786
Loans receivable	7,531	8,468	9,277
Dividends on marketable equity securities	2,895	1,435	1,328
Equity in earnings of unconsolidated affiliates	53,620	59,789	43,337
Trust and banking activities	21,564	26,496	29,102
Other	5,993	12,250	12,976
	$141,796	$145,354	$131,560

NOTE 12

INCOME TAXES:

Income taxes are summarized as follows:

(in thousands)	2004	2003	2002
Current:			
Federal	$124,001	$247,779	$118,748
State	7,294	43,727	23,560
Foreign	5,120	6,964	2,609
	136,415	298,470	144,917
Deferred:			
Federal	87,980	(4,697)	6,587
State	18,805	(1,773)	(1,604)
	106,785	(6,470)	4,983
	$243,200	$292,000	$149,900

Income taxes differ from the amounts computed by applying the federal income tax rate of 35.0%. A reconciliation of this difference is as follows:

(in thousands)	2004	2003	2002
Taxes calculated at federal rate	$207,305	$260,091	$134,494
Tax effect of minority interests	3,037	1,249	1,837
State taxes, net of federal benefit	22,370	28,670	13,767
Exclusion of certain meals and entertainment expenses	7,010	5,990	5,222
Other items, net	3,478	(4,000)	(5,420)
	$243,200	$292,000	$149,900

The primary components of temporary differences that give rise to the Company's net deferred tax assets are as follows:

	December 31	
(in thousands)	2004	2003
Deferred tax assets:		
Deferred revenue	$ 68,246	$195,476
Employee benefits	45,835	48,516
Bad debt reserves	22,064	19,181
Loss reserves	89,158	35,764
Accumulated other comprehensive income	43,183	31,464
Net operating loss carryforward	57,167	50,171
Excess capital losses	-	3,554
Investment in affiliates	5,564	5,518
Other	951	2,888
	332,168	392,532
Deferred tax liabilities:		
Depreciable and amortizable assets	161,061	131,948
Investment gain	17,434	17,261
Claims and related salvage	67,518	55,794
Other	3,737	2,478
	249,750	207,481
Net deferred tax asset before valuation allowance	82,418	185,051
Valuation allowance	(42,532)	(43,429)
Net deferred tax asset	$ 39,886	$141,622

For the year 2004, domestic and foreign pretax income from continuing operations was $573.9 million and $18.4 million, respectively.

The exercise of stock options represents a tax benefit and has been reflected as a reduction of taxes payable and an increase to the additional paid-in capital account. The benefits recorded were $6.7 million, $5.8 million and $1.5 million for the years ended December 31, 2004, 2003 and 2002, respectively.

At December 31, 2004, the Company had available net operating-loss carryforwards totaling approximately $146.9 million for income tax purposes, of which $9.5 million has an indefinite expiration. The remaining $137.4 million begins to expire at various times beginning in 2008 and ending in 2024.

The valuation allowance relates primarily to deferred tax assets for federal and state net operating-loss carryforwards relating to acquisitions consummated by First Advantage. Utilization of the pre-acquisition net operating losses is subject to limitations by the Internal Revenue Code and state jurisdictions. The Company evaluates the realizability of its deferred tax assets by assessing the valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. To the extent that the related tax benefits are realized in subsequent years, they will be applied to reduce goodwill arising from the acquisitions.

NOTE 13

EARNINGS PER SHARE:

The Company's potential dilutive securities are stock options and convertible debt. Stock options are reflected in diluted earnings per share by application of the treasury-stock method and convertible debt is reflected in diluted earnings per share by application of the if-converted method. A reconciliation of net income and weighted-average shares outstanding is as follows:

(in thousands, except per share data)	2004	2003	2002
Numerator:			
Net income — numerator for basic net income per share	$349,099	$451,022	$234,367
Effect of dilutive securities:			
Convertible debt — interest expense (net of tax)	2,597	6,823	7,017
Numerator for diluted net income per share	$351,696	$457,845	$241,384
Denominator:			
Weighted-average shares — denominator for basic net income per share	86,430	76,632	71,594
Effect of dilutive securities:			
Employee stock options	2,586	2,744	2,449
Convertible debt	2,879	8,389	8,537
Denominator for diluted net income per share	91,895	87,765	82,580
Net income per share:			
Basic	$ 4.04	$ 5.89	$ 3.27
Diluted	$ 3.83	$ 5.22	$ 2.92

For the three years ended December 31, 2004, 2003 and 2002, 0.5 million, 0.3 million and 3.4 million options, respectively, were excluded from the weighted-average diluted common shares outstanding due to their antidilutive effect.

NOTE 14

EMPLOYEE BENEFIT PLANS:

In December 2003, the Financial Accounting Standards Board revised Statement of Financial Accounting Standards (SFAS) No. 132, "Employers' Disclosures About Pensions and Other Post Retirement Benefits," to require additional disclosures. The Company has implemented the revised disclosures in these financial statements.

The Company has benefit plans covering substantially all employees, including a 401(k) savings plan (the Savings Plan), an employee stock purchase plan and a defined benefit pension plan.

The Savings Plan allows for employee-elective contributions up to the maximum deductible amount as determined by the Internal Revenue Code. The Company makes discretionary contributions to the Savings Plan based on profitability, as well as contributions of the participants. The Company's expense related to the Savings Plan amounted to $58.3 million, $48.4 million and $39.6 million for the years ended December 31, 2004, 2003 and 2002, respectively. The Savings Plan allows the participants to purchase the Company's stock as one of the investment options. The Savings Plan held 10,689,000 and 9,982,000 shares of the Company's common stock, representing 11.9% and 12.7% of the total shares outstanding at December 31, 2004 and 2003, respectively.

The employee stock purchase plan allows eligible employees to purchase common stock of the Company at 85.0% of the closing price on the last day of each month. There were 289,000, 283,000 and 245,000 shares issued in connection with the plan for the years ending December 31, 2004, 2003 and 2002, respectively. At December 31, 2004, there were 2,166,000 shares reserved for future issuances.

The Company's defined benefit pension plan is a noncontributory, qualified, defined benefit plan with benefits based on the employee's years of service. The Company's policy is to fund all accrued pension costs. Contributions are intended to provide not only for benefits attributable to past service, but also for those benefits expected to be earned in the future. The Company also has nonqualified, unfunded supplemental benefit plans covering certain key management personnel. Benefits under these plans are anticipated to be funded with proceeds from life insurance policies purchased by the Company on the lives of the executives.

The following table provides a reconciliation of the changes in the defined benefit plan and supplemental benefit plan obligations, fair value of assets, a statement of the funded status and a summary of the amounts recognized in the consolidated financial statements as of December 31, 2004 and 2003:

	December 31			
(in thousands)	**2004**		2003	
	Defined benefit pension plans	Unfunded supplemental benefit plans	Defined benefit pension plans	Unfunded supplemental benefit plans
Change in projected benefit obligation:				
Benefit obligation at beginning of year	**$252,150**	**$ 92,218**	$227,013	$ 73,322
Service costs	**12,282**	**3,870**	12,033	2,904
Interest costs	**15,684**	**6,781**	14,789	5,535
Plan amendments	**-**	**-**	(2,168)	6
Actuarial loss	**17,778**	**18,491**	15,250	13,663
Benefits paid	**(14,373)**	**(3,493)**	(14,767)	(3,212)
Projected benefit obligation at end of year	**283,521**	**117,867**	252,150	92,218
Change in plan assets:				
Plan assets at fair value at beginning of year	**153,476**	**-**	147,932	-
Actual return on plan assets	**6,892**	**-**	17,407	-
Company contributions	**43,215**	**3,493**	2,904	3,212
Benefits paid	**(14,373)**	**(3,493)**	(14,767)	(3,212)
Plan assets at fair value at end of year	**189,210**	**-**	153,476	-
Reconciliation of funded status:				
Funded status of the plans	**(94,311)**	**(117,867)**	(98,674)	(92,218)
Unrecognized net actuarial loss	**119,972**	**52,589**	101,267	37,262
Unrecognized prior service costs	**(3,631)**	**153**	(7,791)	464
Unrecognized net transition assets	**-**	**-**	(7)	-
Prepaid (accrued) pension costs	**22,030**	**(65,125)**	(5,205)	(54,492)
Amounts recognized in the consolidated financial statements consist of:				
Accrued benefit liability	**(91,173)**	**(86,504)**	(96,778)	(68,483)
Intangible assets	**-**	**153**	-	463
Minimum pension liability adjustment	**113,203**	**21,226**	91,573	13,528
	$ 22,030	**$ (65,125)**	$ (5,205)	$(54,492)

Net periodic pension cost for the Company's defined benefit pension and supplemental benefit plans includes the following components:

(in thousands)	2004	2003	2002
Expense:			
Service costs	$16,152	$14,937	$19,625
Interest costs	22,465	20,324	18,193
Actual return on plan assets	(14,488)	(14,046)	(14,795)
Amortization of net transition obligation	(6)	(22)	(22)
Amortization of prior service costs	(3,851)	(3,802)	(3,632)
Amortization of net loss	9,766	6,309	2,707
	$30,038	$23,700	$22,076

Unrecognized prior service costs are being amortized over the average remaining period of benefit service of participants at the time of the plan change. The benefit obligation and related assets have been measured as of December 31, 2004, for all plans.

Weighted-average actuarial assumptions used to determine costs for the plans were as follows:

	December 31 2004	2003
Defined benefit pension plan		
Discount rate	6.25%	6.75%
Rate of return on plan assets	9.00%	9.00%
Unfunded supplemental benefit plans		
Discount rate	6.25%	6.75%

Weighted-average actuarial assumptions used to determine benefit obligations for the plans were as follows:

	December 31 2004	2003
Defined benefit pension plan		
Discount rate	6.00%	6.25%
Rate of return on plan assets	9.00%	9.00%
Unfunded supplemental benefit plans		
Discount rate	6.00%	6.25%
Salary increase rate	4.50%	4.50%

Negative financial market returns during 2000 through 2002 resulted in a decline in the fair-market value of plan assets. This, when combined with the declining discount rate assumptions in the last several years, has resulted in a decline in the plans' funded status. Consequently, the Company's accumulated benefit obligation exceeded the fair-market value of the plan assets for the Company's funded, defined benefit plans. In addition, the Company has nonqualified, unfunded supplemental benefit plans covering certain key management personnel. Benefits under these plans are anticipated to be funded with proceeds from life insurance policies purchased by the Company on the lives of the executives.

The accumulated benefit obligations for the plans were as follows:

(in thousands)	December 31 2004 Defined benefit pension plans	2004 Unfunded supplemental benefit plans	2003 Defined benefit pension plans	2003 Unfunded supplemental benefit plans
Accumulated benefit obligation	$283,521	$86,504	$252,404	$68,482

The Company has a pension investment policy designed to meet or exceed the expected rate of return on plan assets assumption. To achieve this, the pension plan assets are managed by investment managers that invest plan assets in equity and fixed income debt securities and cash. A summary of the asset allocation as of December 31, 2004 and 2003, and the target mix are as follows:

	Target allocation 2005	Percentage of plan assets at December 31 2004	2003
Asset category			
Domestic and international equities	50%	52%	52%
Fixed income	47%	43%	46%
Cash	3%	5%	2%

Included in the domestic equities amount above are common shares of the Company with a market value of $14.3 million as of December 31, 2004. The Company expects to make cash contributions to its pension plans of approximately $29.9 million during 2005.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

(in thousands)	Year	
	2005	$ 16,352
	2006	$ 17,115
	2007	$ 18,145
	2008	$ 19,000
	2009	$ 19,717
	2010-2014	$121,766

NOTE 15

STOCK OPTION PLANS:

On April 24, 1996, the Company implemented The First American Corporation 1996 Stock Option Plan (the Stock Option Plan). Under the Stock Option Plan, options are granted to certain employees to purchase the Company's common stock at a price no less than the market value of the shares on the date of the grant. The maximum number of shares that may be subject to options is 14,625,000. Currently, outstanding options become exercisable in one to five years, and expire ten years from the grant date. On April 24, 1997, the Company implemented The First American Corporation 1997 Directors' Stock Plan (the Directors' Plan). The Directors' Plan is similar to the employees'

Stock Option Plan, except that the maximum number of shares that may be subject to options is 1,800,000 and the maximum number of shares that may be purchased pursuant to options granted shall not exceed 6,750 shares during any consecutive 12-month period.

Effective December 15, 2002, the Company adopted Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure, which amends Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation" (SFAS 148). In accounting for its plans, the Company, as allowable under the provisions of SFAS 148, applies Accounting Principles Board Opinions No. 25, "Accounting for Stock Issued to Employees." As a result of this election, the Company does not recognize compensation expense for its stock option plans.

Had the Company determined compensation cost based on the fair value for its stock options at grant date, net income and earnings per share would have been reduced to the pro forma amounts as follows:

(in thousands, except per share amounts)	2004	2003	2002
Net income:			
As reported	**$349,099**	$451,022	$234,367
Pro forma	**$342,165**	$441,517	$229,434
Net income per share:			
As reported			
Basic	**$ 4.04**	$ 5.89	$ 3.27
Diluted	**$ 3.83**	$ 5.22	$ 2.92
Pro forma			
Basic	**$ 3.96**	$ 5.76	$ 3.20
Diluted	**$ 3.75**	$ 5.11	$ 2.86

The fair value of each option grant is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2004, 2003 and 2002, respectively; dividend yield of 2.1%, 1.8% and 1.9%; expected volatility of 41.9%, 45.1% and 48.9%; risk-free interest rate of 4.6%, 4.2% and 4.2%; and expected life of six years, seven years and seven years.

Transactions involving stock options are summarized as follows:

(in thousands, except weighted-average exercise price)	Number outstanding	Weighted-average exercise price
Balance at December 31, 2001	9,706	$16.22
Granted during 2002	508	$17.41
Exercised during 2002	(802)	$11.08
Forfeited during 2002	(466)	$17.73
Balance at December 31, 2002	8,946	$16.66
Granted during 2003	1,652	$23.45
Exercised during 2003	(2,011)	$13.30
Forfeited during 2003	(241)	$18.66
Balance at December 31, 2003	8,346	$18.75
Granted during 2004	**967**	**$29.00**
Exercised during 2004	**(1,622)**	**$17.03**
Forfeited during 2004	**(302)**	**$18.23**
Balance at December 31, 2004	**7,389**	**$20.51**

Stock options outstanding and exercisable at December 31, 2004, are summarized as follows:

(options in thousands)	Outstanding			Exercisable	
Range of exercise prices	Options	Average remaining life in years	Average exercise price	Options	Average exercise price
$ 3.95 - $13.00	**1,682**	**4.8**	**$10.28**	**1,132**	**$10.06**
$13.01 - $23.57	**2,089**	**7.1**	**$19.72**	**821**	**$18.38**
$23.58 - $24.00	**1,753**	**3.3**	**$23.58**	**1,747**	**$23.58**
$24.01 - $43.58	**1,865**	**8.4**	**$27.72**	**362**	**$27.68**
$ 3.95 - $43.58	**7,389**	**6.0**	**$20.51**	**4,062**	**$19.12**

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" (SFAS No.123R). This standard is a revision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The standard requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). The cost will be recognized over the period during which an employee is required to provide services in exchange for the award. This standard is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company will adopt the standard in the third quarter of 2005. The Company has not determined the impact, if any, that this standard will have on its consolidated financial position or results of operations.

NOTE 16

COMMITMENTS AND CONTINGENCIES:

Lease commitments

The Company leases certain office facilities, automobiles and equipment under operating leases, which, for the most part, are renewable. The majority of these leases also provide that the Company will pay insurance and taxes. In December 2004, the Company purchased, for $35.5 million, certain furniture and equipment that had been part of a sales-leaseback transaction entered into by the Company in December 1999. This equipment, along with additional equipment and software, was subsequently resold and leased back in a transaction that resulted in the Company recording a capitalized lease. In December 2000, the Company's subsidiary, First American Real Estate Information Services, Inc., entered into sale-leaseback agreement with regard to certain furniture and equipment with a net book value of $30.7 million. Proceeds from the sale amounted to $33.8 million and a gain of $3.1 million was included in "Deferred revenue" and is being amortized over the life of the lease. Under the agreements, the Company's subsidiary agreed to lease the property for five years with minimum annual lease payments of $3.8 million.

Future minimum rental payments under operating and capital leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2004, are as follows:

(in thousands)	Operating	Capital
Year		
2005	$176,333	$ 28,838
2006	127,028	28,838
2007	85,474	28,838
2008	46,465	53,238
2009	26,172	–
Later years	21,079	–
	$482,551	139,752
Less: Amounts related to interest		(17,752)
		$122,000

Total rental expense for all operating leases and month-to-month rentals was $259.0 million, $205.6 million and $178.2 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Other commitments and guarantees

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others" (FIN 45). This interpretation clarifies the requirements relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure provisions of FIN 45 were effective for fiscal years ending after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 had no impact on the Company's financial condition or results of operations.

The Company and Experian Information Solutions, Inc. (Experian) are parties to a joint venture that resulted in the creation of the Company's First American Real Estate Solutions, LLC (FARES) subsidiary. Pursuant to the terms of the joint venture, Experian has the right to sell to the Company its interest in FARES at a purchase price determined pursuant to a specified formula based on the after-tax earnings of FARES. Experian may only exercise this right if the purchase price is greater than $80.0 million and less than $160.0 million. As of December 31, 2004, the purchase price exceeded $160.0 million and, therefore, Experian's right was not exercisable as of such date. In addition to the agreement with Experian, the Company is also party to several other agreements that require the Company to purchase some or all of the minority shares of certain less-than-100.0%-owned subsidiaries if certain conditions are met. The total potential purchase price related to those agreements that have met the necessary conditions as of December 31, 2004, was not material.

The Company also guarantees the obligations of certain of its subsidiaries. These obligations are included in the Company's consolidated balance sheets as of December 31, 2004.

NOTE 17

STOCKHOLDERS' EQUITY:

On October 23, 1997, the Company adopted a Shareholder Rights Plan (the Rights Plan). Under the Rights Plan, after the close of business on November 15, 1997, each holder of the Company's common shares received a dividend distribution of one Right for each common share held. Each Right entitles the holder thereof to buy a preferred share fraction equal to 1/100,000 of a share of Series A Junior Participating Preferred Shares of the Company at an exercise price of $265 per preferred share fraction. Each fraction is designed to be equivalent in voting and dividend rights to one common share.

The Rights will be exercisable and will trade separately from the common shares only if a person or group, with certain exceptions, acquires beneficial ownership of 15.0% or more of the Company's common shares or commences a tender or exchange offer that would result in such person or group beneficially owning 15.0% or more of the common shares then outstanding. The Company may redeem the Rights at $0.001 per Right at any time prior to the occurrence of one of these events. All Rights expire on October 23, 2007.

Each Right will entitle its holder to purchase, at the Right's then-current exercise price, preferred share fractions (or other securities of the Company) having a value of twice the Right's exercise price. This amounts to the right to buy preferred share fractions of the Company at half price. Rights owned by the party triggering the exercise of Rights will be void and, therefore, will not be exercisable.

In addition, if, after any person has become a 15.0%-or-more stockholder, the Company is involved in a merger or other business combination transaction with another person in which the Company's common shares are changed or converted, or if the Company sells 50.0% or more of its assets or earning power to another person, each Right will entitle its holder to purchase, at the Right's then-current exercise price, common stock of such other person (or its parent) having a value of twice the Right's exercise price.

NOTE 18

OTHER COMPREHENSIVE INCOME:

Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income.

Components of other comprehensive income are as follows:

(in thousands)	Unrealized gains on securities	Minimum pension liability adjustment	Accumulated other comprehensive income (loss)
Balance at December 31, 2001	$2,689	$(16,305)	$(13,616)
Pretax change	28	(64,068)	(64,040)
Tax effect	(1,227)	22,424	21,197
Balance at December 31, 2002	1,490	(57,949)	(56,459)
Pretax change	4,709	(15,810)	(11,101)
Tax effect	(878)	5,582	4,704
Balance at December 31, 2003	5,321	(68,177)	(62,856)
Pretax change	**1,534**	**(29,329)**	**(27,795)**
Tax effect	**(537)**	**10,127**	**9,590**
Balance at December 31, 2004	**$6,318**	**$(87,379)**	**$(81,061)**

The change in unrealized gains on debt and equity securities includes reclassification adjustments of $2.3 million, $3.9 million and $(2.6) million of net realized gains (losses) for the years ended December 31, 2004, 2003 and 2002, respectively.

NOTE 19

LITIGATION:

A subsidiary of the Company is a defendant in a class action lawsuit that is pending in federal court in Michigan. The plaintiffs allege that in certain transactions the premium our subsidiary charged to builders and developers for title insurance policies violated the Real Estate Settlement Procedures Act and similar state laws. The action seeks a refund of the title insurance premiums paid by the plaintiffs and other damages. Pending the outcome of this lawsuit, the Company has taken a charge to fourth quarter 2004 earnings of $3.3 million. The Company does not believe that the ultimate resolution of this action will have a material adverse affect on its financial condition or results of operations.

On January 25, 2005, a jury in the case of Chicago Title Insurance Corporation v. James A. Magnuson, et al. awarded damages in the amount of $43.2 million against a subsidiary of the Company. This matter involved claims of violation of a non-competition agreement and intentional interference with contract. The judgment comprised a compensatory award of $10.8 million and a punitive damage award of $32.4 million. The Company believes it has strong grounds to overturn this judgment and is conducting a vigorous appeal. Pending the outcome of this appeal, the Company has taken a charge to fourth quarter 2004 earnings of $10.0 million.

During the first quarter of 2005, a subsidiary of the Company executed a Consent Order with the Colorado State Division of Insurance (the "Division") wherein the Division asserted that the Company's subsidiary participated in an industry-wide practice of offering captive reinsurance arrangements to residential homebuilders with captive reinsurance companies. In settling the matter, the Company's subsidiary agreed, without admission of liability or wrongdoing, to cease participating in captive reinsurance arrangements of this nature. The Company's subsidiary had similar reinsurance arrangements in other states and determined that the entire amount of premiums paid pursuant to its captive reinsurance arrangements nationwide was $24.0 million in total since inception. Although not required by the Consent Order, and despite the Company's subsidiary's belief that it had legal support for its reinsurance practices, the Company's subsidiary terminated all its captive reinsurance arrangements with those parties and unilaterally and voluntarily determined to promptly pay to the affected policyholders the allocated portion of the reinsurance premium paid to the captive reinsurance participants in all states. At December 31, 2004, the Company recorded a charge of $24.0 million for the estimated exposure associated with this decision.

The Company is involved in numerous routine legal proceedings related to its operations. While the ultimate disposition of each proceeding is not determinable, the Company does not believe that any of such proceedings will have a material adverse effect on its financial condition or results of operations.

NOTE 20

BUSINESS COMBINATIONS:

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141). This statement addresses financial accounting and reporting for business combinations and supersedes Accounting Principles Board Opinions No. 16, "Business Combinations." SFAS 141 requires that all business combinations be accounted for under the purchase method of accounting. In applying the purchase method of accounting, the

Company undertakes a comprehensive review of the acquired entity to ensure that all identifiable assets and liabilities are properly recorded at their fair value. In determining fair value, the Company utilizes a variety of valuation techniques, including discounted cash flow analysis and outside appraisals, to the extent necessary, given materiality and complexity. All excess purchase price is appropriately recorded as goodwill. The useful lives for all assets recorded in purchase accounting are based on market conditions, contractual terms and other appropriate factors.

During the year ended December 31, 2004, the Company completed 58 acquisitions. Individually, these acquisitions were not material. Of these acquisitions, 38 have been in the Company's title insurance segment, 3 in the Company's mortgage information segment, 3 in the Company's property information segment and 14 in the Company's screening information segment. The aggregate purchase price of the 44 acquisitions included in the Company's title insurance, mortgage information and property information segments was $199.1 million in cash, $96.8 million in notes payable and 1.5 million shares of the Company's common stock valued at $42.8 million. The operating results of these acquired companies were included in the Company's consolidated financial statements from their respective acquisition dates. The 14 acquisitions included in the Company's screening information segment were completed by the Company's publicly traded subsidiary, First Advantage Corporation. The aggregate purchase price of these acquisitions was $58.5 million in cash, $59.0 million in notes payable and 1.4 million shares, valued at $23.2 million, of First Advantage's Class A common stock. The purchase price of each acquisition was allocated to the assets acquired and liabilities assumed using a variety of valuation techniques including discounted cash flow analysis. As a result of these transactions, First Advantage recorded approximately $99.9 million of goodwill and $26.0 million of intangible assets with definite lives. As a result of the remaining 44 acquisitions, the Company recorded approximately $223.2 million of goodwill and $35.6 million of intangible assets with definite lives. The Company is awaiting information necessary to finalize the purchase accounting adjustments for certain of these acquisitions and the final purchase price allocations could change the recorded intangible asset and goodwill amounts. In accounting for the First Advantage shares issued in these acquisitions, the Company, whose ownership interest was reduced to approximately 69.0%, recorded a pretax gain of $8.5 million.

Assuming all of the current year acquisitions had occurred on January 1, 2003, unaudited pro forma revenues, net income and net income per diluted share would have been $6.9 billion, $377.7 million and $4.10, respectively, for the year ended December 31, 2004; and $6.6 billion, $497.1 million and $5.64, respectively, for the year ended December 31, 2003. All unaudited pro forma results include interest expense on acquisition debt. The unaudited pro forma results are not necessarily indicative of the operating results that would have been obtained had the acquisitions occurred at the beginning of the periods presented, nor are they necessarily indicative of future operating results.

On October 1, 2003, the Company acquired the real estate tax monitoring and flood zone certification businesses of Transamerica Finance Corporation for a combined net purchase price of $375.0 million. These businesses have been integrated with the Company's existing real estate tax monitoring and flood zone certification businesses, which are included in the Company's mortgage information and services segment. The purchase price was allocated to the assets acquired and liabilities assumed based on their fair values at October 1, 2003. As a result of this acquisition, the Company recognized approximately $473.0 million of goodwill and $63.6 million of intangible assets with definite lives. The operating results of Transamerica's tax monitoring and flood zone certification businesses are included in the Company's consolidated financial statements commencing October 1, 2003.

On June 5, 2003, the Company formed First Advantage Corporation, which was created through the merger of First American Corporation's screening information businesses with the operations of US SEARCH.com Inc. Under the terms of the agreement, the former stockholders of US SEARCH received 0.04 of a Class A common share of First Advantage for each share of US SEARCH owned prior to the merger. The former stockholders of US SEARCH hold approximately 20.0% of the total shares of First Advantage. The First American Corporation received Class B common stock, entitling 10 votes for each share, representing approximately 80.0% of the total shares of First Advantage. Approximately $3.0 million of intangible assets with definite lives and $54.9 million of goodwill was recorded by First Advantage as part of this transaction. The new public company trades Class A common stock as "FADV" on the NASDAQ National Market System.

NOTE 21

SEGMENT FINANCIAL INFORMATION:

In January 2004, the Company combined its title insurance and services and trust and other services into one segment to better reflect the interaction within these businesses. This presentation is consistent with the way the operations of these businesses are evaluated by the Company's management. The prior-year results have been reclassified to reflect the combination of these businesses. After the change, the Company has six reporting segments that fall within two primary business groups, Financial Services and Information Technology. The Financial Services Group includes title insurance and services and specialty insurance. The Information Technology Group includes mortgage information, property information, credit information and screening information. The Company, through its subsidiaries, is engaged in the business of providing business information and related products and services. The title insurance and services segment issues residential and commercial title insurance policies, provides escrow services, equity loan services, tax-deferred exchanges, other related products and provides advisory and trust and thrift services. The specialty insurance segment issues property and casualty insurance policies and provides home warranties. The mortgage information segment provides tax monitoring, flood zone certification, default management services and other real estate-related services. The property information segment provides property database services and appraisal services. The credit information segment provides mortgage credit and specialized credit reporting services. The screening information segment provides resident screening, pre-employment screening, substance abuse management and testing, consumer-direct location services, risk management and other services.

The Company provides its title services through both direct operations and agents throughout the United States. It also offers title services in Australia, the Bahamas, Canada, Guam, Hong Kong, Ireland, Mexico, New Zealand, Puerto Rico, South Korea, the United Kingdom, the U.S. Virgin Islands and other territories and countries. The international operations account for less than 1.0% of the Company's income before income taxes and minority interests. Home warranty services are provided in 45 states throughout the United States. Property and casualty insurance is offered nationwide. The products offered by the four segments included in the Information Technology group are provided nationwide.

Corporate consists primarily of investment gains and losses, personnel and other operating expenses associated with the Company's corporate facilities, certain technology initiatives and unallocated interest expense.

Selected financial information about the Company's operations by segment for each of the past three years is as follows:

(in thousands)	Revenues	Depreciation and amortization	Income (loss) before income taxes and minority interests	Assets	Investment in affiliates	Capital expenditures
2004						
Title Insurance	**$4,875,524**	**$ 43,821**	**$398,777**	**$3,360,417**	**$130,192**	**$121,863**
Specialty Insurance	**234,708**	**2,153**	**41,419**	**393,130**	**-**	**1,857**
Mortgage Information	**660,780**	**26,613**	**174,868**	**1,024,896**	**1,989**	**22,223**
Property Information	**427,234**	**24,987**	**126,460**	**741,190**	**39,154**	**20,541**
Credit Information	**252,087**	**9,792**	**54,613**	**185,221**	**63,296**	**3,162**
Screening Information	**266,687**	**12,539**	**18,593**	**431,353**	**40**	**5,607**
Corporate	**5,306**	**9,073**	**(137,446)**	**72,158**	**-**	**26,550**
	$6,722,326	**$128,978**	**$677,284**	**$6,208,365**	**$234,671**	**$201,803**
2003						
Title Insurance	$ 4,494,883	$ 39,987	$ 504,629	$ 2,527,356	$ 112,604	$ 39,184
Specialty Insurance	219,837	1,929	30,125	380,663	-	1,305
Mortgage Information	668,765	19,296	238,508	1,117,825	2,313	15,941
Property Information	390,151	22,847	105,339	539,882	9,337	19,798
Credit Information	267,074	11,838	64,291	189,389	54,528	4,949
Screening Information	166,536	10,166	4,505	284,007	-	4,740
Corporate	6,468	8,361	(108,675)	100,780	-	13,046
	$ 6,213,714	$ 114,424	$ 838,722	$ 5,139,902	$ 178,782	$ 98,963
2002						
Title Insurance	$ 3,479,413	$ 43,183	$ 285,268	$ 1,937,464	$ 70,497	$ 45,313
Specialty Insurance	153,205	1,965	24,465	282,199	-	1,829
Mortgage Information	485,206	10,161	146,849	433,471	-	12,130
Property Information	279,754	18,729	71,459	450,355	23,787	14,096
Credit Information	221,761	11,355	39,266	161,964	13,457	7,732
Screening Information	100,888	4,050	2,459	157,051	-	3,964
Corporate	(16,018)	7,386	(119,859)	147,780	-	9,608
	$4,704,209	$ 96,829	$449,907	$ 3,570,284	$107,741	$ 94,672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PRICEWATERHOUSECOOPERS

To the Board of Directors and Stockholders of
The First American Corporation:

We have completed an integrated audit of The First American Corporation's 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of The First American Corporation and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Orange County, California
March 16, 2005

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of The First American Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting has been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on that assessment under the framework in *Internal Control—Integrated Framework*, management determined that, as of December 31, 2004, the Company's internal control over financial reporting was effective.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

FIRST AMERICAN

Board of Directors

D.P. Kennedy Chairman Emeritus, The First American Corporation; and Vice Chairman, First American Title Insurance Company, Santa Ana, California. Director since 1956.

Parker S. Kennedy Chairman of the Board and Chief Executive Officer, The First American Corporation; and Chairman of the Board, First American Title Insurance Company, Santa Ana, California. Director since 1987.

Gary J. Beban Senior Executive Managing Director, CB Richard Ellis, Inc., commercial real estate services, Chicago, Illinois. Director since 1996.

J. David Chatham President and Chief Executive Officer, Chatham Holdings Corporation, real estate development and associated industries, Alpharetta, Georgia. Director since 1989.

The Hon. William G. Davis, P.C., C.C., Q.C.; Counsel, Torys LLP, a law firm; and retired Premier of Ontario, Toronto, Ontario, Canada. Director since 1992.

Dr. James L. Doti President and Donald Bren Distinguished Chair of Business and Economics, Chapman University, Orange, California. Director since 1993.

Lewis W. Douglas Jr. Chairman, Stanley Energy, Inc., oil exploration, Denver, Colorado. Director since 1971 (earlier 1961-1967).

Paul B. Fay Jr. President, The Fay Improvement Company, financial consulting and business ventures, San Francisco, California. Director since 1967.

Frank E. O'Bryan Retired Director, WMC Mortgage Corporation, Newport Beach, California. Director since 1994.

Roslyn B. Payne President, Jackson Street Partners, Ltd., real estate venture capital and investments, San Francisco, California. Director since 1988.

D. Van Skilling Retired Chairman and Chief Executive Officer, Experian Information Solutions, Inc., Costa Mesa, California. Director since 1998.

Herbert B. Tasker Mortgage industry consultant. Director since 2002.

Virginia M. Ueberroth Chairman, Ueberroth Family Foundation, Laguna Beach, California. Director since 1988.



D.P. Kennedy



Parker S. Kennedy



Gary J. Beban



J. David Chatham



The Hon. William G. Davis



Dr. James L. Doti



Lewis W. Douglas Jr.



Paul B. Fay Jr.



Frank E. O'Bryan



Roslyn B. Payne



D. Van Skilling



Herbert B. Tasker



Virginia M. Ueberroth

Officers

D.P. Kennedy Chairman Emeritus

Parker S. Kennedy Chairman of the Board and Chief Executive Officer

Craig I. DeRoy President

Thomas A. Klemens Senior Executive Vice President and Chief Financial Officer

Dennis J. Gilmore Executive Vice President and Chief Operating Officer

Curt A. Caspersen Executive Vice President, Lender Services

John M. Hollenbeck Executive Vice President, Technology

Gary L. Kermott Executive Vice President, Title Insurance and Services

Kenneth D. DeGiorgio Senior Vice President and General Counsel

Roger S. Hull Senior Vice President and Chief Information Officer

Timothy P. Sullivan Senior Vice President and National Litigation Counsel

Mark R Arnesen Vice President, Secretary, and Corporate Counsel

Jo Etta Bandy Vice President, Corporate Communications

Elizabeth M. Brandon Vice President, Workforce Services

Kathleen M. Collins Vice President, Special Counsel, and Assistant Secretary

James J. Dufficy Vice President, Regulatory Counsel, and Special Counsel

Karen S. Ebbing Vice President, Corporate Services

Paul W. Knutson Vice President and Controller

Linda L. Saunders Vice President, Affiliated Business Ventures

Landon V. Taylor Vice President, Market Development

Max O. Valdes Vice President and Chief Accounting Officer

Thomas R. Wawersich Vice President and Director of Mergers/Acquisitions

Jeffrey S. Robinson Associate General Counsel and Assistant Secretary

SegmentPresidents



Gary L. Kermott
Title Insurance and Services



Martin R. Wool
Specialty Insurance



Barry M. Sando
Mortgage Information



Dennis J. Gilmore
Property Information



Anand K. Nallathambi
Credit Information



John W. Long
Screening Information

PrimaryCompanies

CORPORATE HEADQUARTERS

THE FIRST AMERICAN CORPORATION

1 First American Way
Santa Ana, California 92707
(714) 800-3000
www.firstam.com

FINANCIAL SERVICES GROUP

TITLE INSURANCE AND SERVICES SEGMENT

Gary L. Kermott
President, Title Insurance and Services Segment

First American Title Insurance Company

1 First American Way
Santa Ana, California 92707
(714) 800-3000

Gary L. Kermott
President

Curt A. Caspersen
Senior Executive Vice President and Chief Operating Officer

John M. Hollenbeck
Senior Executive Vice President

John N. Casbon
Executive Vice President

Thomas R. Wawersich
Vice President and Chief Financial Officer

William G. Ergas
Vice President and Treasurer

Larry W. Godec
Vice President and Chief Information Officer

Robert J. Hauser Jr.
Senior Vice President

Curt G. Johnson
Senior Vice President and National Commercial Services Director

Albert J. Lagomarsino
Senior Vice President

Clifford L. Morgan
Senior Vice President, Underwriting — New Product Development

Walter M. Reeves
Senior Vice President

Albert F. Rush
Senior Vice President and National Counsel

Timothy P. Sullivan
Senior Vice President and General Counsel

Joseph S. Tavarez Jr.
Senior Vice President and National Homebuilder Services Director

First American Title Insurance Company International Operations

2235 Sheridan Garden Drive
Oakville, Ontario L6J 7Y5
Canada
(877) 768-3111

Thomas H. Grifferty
Regional Vice President

First American Equity Loan Services, Inc.

The Halle Building
1228 Euclid Avenue, Suite 400
Cleveland, Ohio 44115
(216) 241-1278

Michael B. Hopkins
President

First American Residential Group, Inc.

5 Hutton Centre, Suite 600
Santa Ana, California 92707
(714) 800-5250

Stephen C. Roney
President and Chief Executive Officer

First American Transportation Title Insurance Company

510 Bienville Street
New Orleans, Louisiana 70130
(800) 247-4035

John N. Casbon
President and Chief Executive Officer

SMS Settlement Services, Inc.

1004 West Taft Avenue
Orange, California 92865
(714) 998-1111

Larry M. Davidson
President

First American Trust, FSB

421 North Main Street
Santa Ana, California 92701
(877) 908-7878

Thomas M. Kelley
Chairman of the Board and Chief Executive Officer

Mark A. Hoppe
President, Investment Division

R. Daniel Banis
Executive Vice President

First American Fulfillment Solutions

3101 Technology Drive
Edmond, Oklahoma 73013
(800) 508-2060

Douglas J. Durning
President

First Security Thrift

803 East Katella Avenue
Orange, California 92867
(714) 538-3481

James Bresnan
President and Chief Executive Officer

Vendor Management Services, Inc.

1 First American Way
Santa Ana, California 92707
(714) 800-3000

Roger S. Hull
President and Chief Executive Officer

SPECIALTY INSURANCE SEGMENT

Martin R. Wool
President, Specialty Insurance Segment

First American Home Buyers Protection Corporation

7833 Haskell Avenue
Van Nuys, California 91406
(818) 781-5050

Martin R. Wool
Chairman and Chief Executive Officer

Daniel T. Langston
Executive Vice President and Chief Operating Officer

First American Property & Casualty Insurance Company

114 East Fifth Street
Santa Ana, California 92701
(714) 560-7856

Dirk R. McNamee
President

First American Specialty Insurance Company

114 East Fifth Street
Santa Ana, California 92701
(714) 560-7850

Dirk R. McNamee
President

INFORMATION TECHNOLOGY GROUP

MORTGAGE INFORMATION SEGMENT

Barry M. Sando
President, Mortgage Information Segment

First American Real Estate Information Services, Inc.

8435 North Stemmons Freeway
Dallas, Texas 75247
(800) 229-8426

Barry M. Sando
Executive Vice President

Joseph R. Reppert
Vice Chairman

Michael C. Barrett
Vice Chairman

Chris Leavell
Chief Operating Officer

Robert C. Douglass
Chief Financial Officer

Craig J. Zinda
Senior Vice President, Secretary, and Corporate Counsel

William Sherakas
Chief Client Relations Officer

David C. Yavorsky
Chief Information Officer

Origination Products Division

First American Flood Data Services

11902 Burnet Road
Austin, Texas 78758
(800) 447-1772

Vicky L. Chenault
President

First American Nationwide Documents

4500 Cherry Creek Drive South, Suite 1100
Denver, Colorado 80246
(800) 892-6678

Barbara A. Ricketts
President

Default Management Solutions Division

First American Default Management Solutions LLC

8435 North Stemmons Freeway
Dallas, Texas 75247
(800) 229-8426

James C. Frappier
President

First American Field Services

45240 Business Court
Sterling, Virginia 20166
(800) 873-4532

Scott A. Brinkley
President

First American Loss Mitigation Services

510 Bienville Street
New Orleans, Louisiana 70130
(800) 511-1278

Richard D. Roniger
Senior Vice President and Chief Operating Officer

First American National Default Outsourcing

401 East Corporate Drive, Suite 101
Lewisville, Texas 75057
(214) 222-7077

Caroline W. Reaves
President

First American DAISY

6149 Chancellor Drive, Suite 800
Orlando, Florida 32809
(321) 354-2202

Robert T. Thornton
President

First American National Claims Outsourcing LLC

45 NE Loop 410, Suite 190
San Antonio, Texas 78216
(210) 281-1000

Scott A. Brinkley
President

First American REO Servicing

717 17th Street, Suite 200
Denver, Colorado 80202
(303) 629-8766

Milton H. Shaw
President

Escrow Servicing Products Division

First American Real Estate Tax Service

8435 North Stemmons Freeway
Dallas, Texas 75247
(800) 229-8426

Lucy A. Przybyla
President

Gregory J. Giammario
Executive Vice President

First American Commercial Real Estate Services, Inc.

8435 North Stemmons Freeway
Dallas, Texas 75247
(800) 359-3908

S. Lewis Hill
President

PROPERTY INFORMATION SEGMENT

Dennis J. Gilmore
President, Property Information Segment

First American Real Estate Solutions, LP

5601 East La Palma Avenue
Anaheim, California 92807
(800) 426-1466

George S. Livermore
President

Data Trace

5601 East La Palma Avenue
Anaheim, California 92807
(888) 225-5787

Michael T. Henney
President

Data Tree LLC
550 West C Street, Suite 2040
San Diego, California 92101
(619) 231-3300

Robert A. Karraa
Chief Operating Officer

eAppraiseIT, LLC
12395 First American Way
Poway, California 92064
(800) 281-6200

Anthony R. Merlo Jr.
President

Source One Services Corporation
150 West Civic Center Drive,
Suite 500
Sandy, Utah 84070
(801) 303-2400

Jill A. Helmers
President

CREDIT INFORMATION SEGMENT

Anand K. Nallathambi
President,
Credit Information Segment

First American CREDCO
12395 First American Way
Poway, California 92064
(800) 255-0792

Kathy Manzione
President, CREDCO Mortgage

Per Göthe
Executive Vice President

First American CREDCO Automotive & Specialty Markets Division
12395 First American Way
Poway, California 92064
(800) 694-1414

Eric J. Rumsey
President

First American Membership Services
12395 First American Way
Poway, California 92064
(800) 710-1877

Mary S. Siegrist
President

Teletrack, Inc.
155 Technology Parkway, Suite 800
Norcross, Georgia 30092
(800) 729-6981

Howard L. Tischler
President

First American Credit Management Solutions, Inc.
8671 Robert Fulton Drive, Suite B
Columbia, Maryland 21046
(410) 953-8489

Howard L. Tischler
President and Chief Executive Officer

Vehicle Title, LLC
12395 First American Way
Poway, California 92064
(866) 819-3100

Thomas R. Rubadue
President

SCREENING INFORMATION SEGMENT

John W. Long
President,
Screening Information Segment

First Advantage Corporation
One Progress Plaza, Suite 2400
St. Petersburg, Florida 33701
(727) 214-3411

John W. Long
President and Chief Executive Officer

Akshaya B. Mehta
Executive Vice President and Chief Operating Officer

John C. Lamson
Executive Vice President and Chief Financial Officer

Rick B. Mansfield
Senior Vice President and Chief Marketing Officer

Julie A. Waters
Vice President and General Counsel

Evan T. Barnett
President, Resident Screening Services Division

Beth A. Henricks
President, Tax Credits and Incentives Division

Billie Lee
President, Transportation Services Division

Andrew S. Levetown
Chief Executive Officer, CoreFacts LLC Investigative Services Division

Erik S. Pickering
President, Consumer Services Division

Richard J. Taffet
President, Omega Insurance Services Investigative Services Division

Bart K. Valdez
President, Employment Screening Services Division

Stockholder

The First American Corporation's common stock is traded on the New York Stock Exchange under the symbol "FAF."

Common Stock Price	2004	
	High	Low
First Quarter	$32.01	$29.49
Second Quarter	$31.30	$24.60
Third Quarter	$30.83	$25.04
Fourth Quarter	$35.14	$29.82

Denise M. Warren
Investor Relations Director
dwarren@firstam.com
(800) 854-3643, ext. 3915

Additional copies of this Annual Report and other information about the Company are available from the Corporate Communications Department at (800) 854-3643, ext. 3298.

First American Trust, FSB
421 North Main Street
Santa Ana, California 92701-4617
shareholderservices.trust@firstam.com
(800) 870-4176

Any change of a stockholder's address should be sent to the Transfer Agent and Registrar at the address above.

Quarterly dividends on common stock are paid, following declaration by the Board of Directors, on, or about, the 15th of January, April, July and October. The Company has paid a cash dividend every year since 1909.

The Annual Meeting of Stockholders will be held at 2 p.m. on May 18, 2005, at First American's Home Office, located at 1 First American Way, Santa Ana, California.

Certain statements made in this Annual Report, including those related to market share increases; new title operations; activity in the Corporation's default operations; bundled services; market share expansion and margin enhancement from streamlining advances; results from long-range efforts, including central processing and automation, database technology development, diversification, offshore outsourcing, acquisitions of title companies, integration of *FAST* technology, and acquisitions in the Property, Credit, and Screening Information segments; funding for corporate office expansion; regulatory restrictions on dividends, loans, and advances available to the Company; cash requirements; funding for nonqualified supplemental benefit plans; and the impact of litigation, are forward looking. Risks and uncertainties exist that may cause results to differ materially from those set forth in these forward-looking statements. Factors that could cause the anticipated results to differ from those described in the forward-looking statements include: interest rate fluctuations; changes in the performance of the real estate markets; limitations on access to public records and other data; general volatility in the capital markets; changes in applicable government regulations; consolidation among the Company's significant customers and competitors; the Company's continued ability to identify businesses to be acquired; changes in the Company's ability to integrate businesses which it acquires; and other factors described in the Company's Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the Securities and Exchange Commission. The forward-looking statements speak only as of the date they are made. The Company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

First American and the eagle logo are registered trademarks of The First American Corporation.
Editor: Jo Etta Bandy
Design: Ervin | Bell Advertising
Printer: Southern California Graphics

The First American Corporation

1 First American Way, Santa Ana, CA 92707
800.854.3643 ▼ www.firstam.com ▼ NYSE: FAF